EXHIBIT 99.3

mCLOUD TECHNOLOGIES CORP.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

April 4, 2022

TABLE OF CONTENTS

NOTICE TO READER	1
FORWARD-LOOKING STATEMENTS	1
INDUSTRY AND OTHER STATISTICAL INFORMATION	3
Trademark and Trade Names	3
GLOSSARY	4
CORPORATE STRUCTURE	9
GENERAL DEVELOPMENT OF THE BUSINESS	12
THE BUSINESS	27
RISK FACTORS	36
DIVIDENDS	50
DESCRIPTION OF CAPITAL STRUCTURE	50
MARKET FOR SECURITIES	52
PRIOR SALES	53
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	55
DIRECTORS AND OFFICERS	55
AUDIT COMMITTEE INFORMATION	65
MAJOR SHAREHOLDERS AND INTERESTS OF EXPERTS AND COUNSEL	67
CODE OF BUSINESS CONDUCT AND ETHICS	68
Promoters	68
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	69
NO DEFAULT IN PAYMENT	69
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	69
TRANSFER AGENT AND REGISTRAR	70
MATERIAL CONTRACTS	70
INTERESTS OF EXPERT	70
ADDITIONAL INFORMATION	70
SCHEDULE "A"	71

NOTICE TO READER

In this annual information form (the "AIF"), unless otherwise noted or the context indicates otherwise, "mCloud", the "Company", "we", "us" and "our" refer to mCloud Technologies Corp. and its subsidiaries. All financial information in this AIF is prepared in Canadian dollars and using International Financial Reporting Standards ("IFRS"). Unless otherwise specified, in this AIF, all references to "dollars" or to "$" are to Canadian dollars. The information contained herein is dated as of April 4, 2022 unless otherwise stated.

FORWARD-LOOKING STATEMENTS

This AIF contains certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include, but is not limited to, information relating to:

•	the continued expansion of the Company's business in several geographic areas, including Australia, China, Southeast Asia, Continental Europe, the United States and the Middle East;
•	the performance of the Company's business and operations;
•	the intention to grow the business and operations of the Company;
•	expectations with respect to the advancement of the Company's products and services, including the underlying technology;
•	expectations with respect to the advancement and adoption of new products, including the adoption of new products by the Company's existing customer base;
•	the estimated market value of the potential connected commercial buildings and industrial sites the Company could service;
•	the acceptance by customers and the marketplace of the Company's products and solutions;
•	the ability to attract new customers and develop and maintain existing customers, including increased demand for the Company's products;
•	the ability to successfully leverage current and future strategic partnerships and alliances;
•	the ability to develop and secure new strategic partnerships and alliances;
•	the anticipated trends and challenges in the Company's business and the markets and jurisdictions in which the Company operates;

•	the ability to obtain capital;
•	the competitive and business strategies of the Company;
•	sufficiency of capital;
•	the Company’s ability to meet the evolving environmental, social, and governance ("ESG") needs of its clients within the rapidly developing ESG landscape; and
•	general economic, financial market, regulatory and political conditions in which the Company operates.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" contained herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this AIF, the Company has made certain assumptions including, but not limited to, the following:

•	the Company will be able to successfully consolidate acquired businesses with the Company's existing operations;
•	the Company will be able to incorporate acquired technologies into its AssetCare platform;
•	the Company will be able to realize synergies with acquired businesses;
•	the customers of any acquired businesses will remain customers of the Company following the completion of an acquisition;
•	the Company will continue to comply with all applicable regulatory requirements;
•	the Company will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business;
•	development activities and the wide-spread acceptance of the use of artificial intelligence ("AI");
•	there are no significant changes to the Company’s effective tax rate, recurring revenue or outstanding shares;
•	the Company will be able to scale its services to reach potential markets;
•	the estimated number of connected commercial buildings and industrial sites the Company can service is accurate;

•	the Company will be able to develop its technologies and leverage partnerships to meet its clients’ rapidly developing ESG needs and goals;
•	key personnel will continue their employment with the Company and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost-efficient manner; and
•	general economic conditions and global events including the impact of COVID-19.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this AIF are made as of the date of this AIF. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

INDUSTRY AND OTHER STATISTICAL INFORMATION

This AIF includes market share, industry and other statistical information that the Company has obtained from independent industry publications, government publications, market research reports and other published independent sources. Such publications and reports generally state that the information contained therein has been obtained from sources believed to be reliable. Although the Company believes these publications and reports to be reliable, it has not independently verified any of the data or other statistical information contained therein, nor has it ascertained or validated the underlying economic or other assumptions relied upon by these sources. The Company does not intend, and undertakes no obligation, to update or revise any such information or data, whether as a result of new information, future events or otherwise, except as, and to the extent required by applicable securities laws.

Trademark and Trade Names

This AIF includes, or may include, trademarks and trade names that are protected under applicable intellectual property laws and are the property of the Company. Solely for convenience, our trademarks and trade names referred to in this AIF may appear without the ® symbol, or other applicable symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, and trade names.

GLOSSARY

In this AIF, the following terms have the following meanings:

"2019 Convertible Debentures"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Convertible Debenture Financing".
"2020 Circular"	has the meaning ascribed thereto in "Promoters".
"2021 Convertible Debentures"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - 2021 Convertible Debentures".
"2021 Debenture Maturity Date"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - 2021 Convertible Debentures".
"2021 Share Consolidation"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - 2021 Share Consolidation and Listing on NASDAQ".
"2199027"	means 2199027 Alberta Ltd.
"ABBCA"	has the meaning ascribed thereto in "Corporate Structure - Intercorporate Relationships".
"Acceleration Notice"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Convertible Debenture Financing".
"Acquisition Payable"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Acquisition of Flow’s Interest in the Royalty Agreement with Agnity".
"Additional Tranche"	has the meaning ascribed thereto in "General Development of the Business - Subsequent Events - Special Warrants Financing".
"Agent"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - April 2021 Brokered Offering".
"Agents’ Option"	means the over-allotment option granted by the Company to Raymond James Ltd. and Paradigm Capital Inc., as agents in respect of the Special Warrants Financing, to arrange for the sale of an additional 15% of Special Warrants, exercisable in whole or in part until 48 hours prior to the closing of the Special Warrants Financing.
"Agnity"	means Agnity Global Inc.
"Agnity Amending Agreement"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Acquisition of Flow’s Interest in the Royalty Agreement with Agnity".
"AI"	has the meaning ascribed thereto in "Forward-Looking Statements".
"AIF"	means this annual information form of the Company dated June 24, 2020 prepared pursuant to Part 6 of National Instrument 51-102 Continuous Disclosure Obligations.
"AirFusion"	means AirFusion, Inc.
"Amalgamation Agreement"	has the meaning ascribed thereto in "Corporate Structure - Intercorporate Relationships".

"Aramco" “Articles”	means the Saudi Arabian Oil Company. means the articles of incorporation of the Company.
"AssetCare"	means the open, cloud-based platform of the Company that employs big data, deep analytics, machine learning, real-time collaboration and communication, and best practice maintenance, among others, to deliver asset management solutions that improve the performance, efficiency, and care of critical assets, equipment, and infrastructure.
"ATB "	means ATB Financial.
"ATB Facility"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Credit Facility with ATB Financial".
"AR"	means augmented reality.
"Audit Committee"	means the audit committee of the Company.
"Autopro Amalgamation Agreement"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Acquisition of Fulcrum and Autopro Consultants".
"Autopro Automation"	means Autopro Automation Ltd.
"Base Shelf Prospectus"	has the meaning ascribed thereto in "General Development of the Business - Subsequent Events - Filing of Final Base Shelf Prospectus".
"BCBCA"	has the meaning ascribed thereto in "Corporate Structure - Name, Address and Incorporation".
"Board"	means the board of directors of the Company.
"Broker Warrants"	means the Warrants issued to agents in consideration for their services under a brokered private placement of the Company.
"Brokered Offering"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - April 2021 Brokered Offering".
"Code"	has the meaning ascribed thereto in "Risk Factors - U.S. Tax Risks".
"Company"	means mCloud Technologies Corp.
"Compensation Committee"	means the compensation committee of the Company.
"Compensation Stock Option"	means an options of the Company exercisable for Shares.
"Consideration Shares"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Acquisition of Fulcrum and mCloud Services ".
"Convertible Debenture Financing"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Convertible Debenture Financing".
"Convertible Debenture Financing Unit"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Convertible Debenture Financing".

"Corporate Governance and Nominating Committee"	means the corporate governance and nominating committee of the Company.
"COVID-19"	means the illness caused by the coronavirus disease, also known as the 2019 novel coronavirus.
"Credit Agreement"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - The Credit Agreement".
"Credit Facility"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - The Credit Agreement".
"CSA"	means Construction Systems Associates, Inc.
"Cypress"	means Cypress Envirosystems Inc.
"DGCL"	has the meaning ascribed thereto in "Corporate Structure - Name, Address and Incorporation".
"EBITDA"	means earnings before interest, taxes, depreciation, and amortization.
"Equity Incentive Plan"	means the Company’s equity incentive plan, which was approved by the shareholders of the Company at the Company’s Annual and Special Meeting of Shareholders held on June 12, 2019.
“ESG”	has the meaning ascribed thereto in “Forward-Looking Information”.
"FDSI"	means Field Diagnostic Services, Inc.
"Fidus"	means Fidus Global, LLC.
"Finder Warrants"	means the Warrants issued to finders in consideration for their services under a non-brokered private placement of the Company.
"Flow"	means Flow Capital Corp.
"Flow APA"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Acquisition of Flow’s Interest in the Royalty Agreement with Agnity".
"Fulcrum"	means Fulcrum Automation Technologies Ltd.
"GBCC Debt Settlement"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - GBCC Debt Settlement".
"Huayan"	means Hubei Huayan Zhidian Technology Co., Ltd.
"HVAC"	has the meaning ascribed thereto in "Corporate Structure - Name, Address and Incorporation".
"IAQ"	means indoor air quality.
"IFRS"	means the International Financial Reporting Standards developed and maintained by the International Accounting Standards Board.
"IIAC"	means the Investment Industry Association of Canada.
"IoT"	has the meaning ascribed thereto in "Corporate Structure - Name, Address and Incorporation".

"July 2020 Offering"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - July 2020 Offering".
"July 2020 Units"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - July 2020 Offering".
"July 2020 Warrant"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - July 2020 Offering".
"kanepi"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - kanepi Acquisition".
"kanepi Earn-out Payments"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - kanepi Acquisition".
"Longyuan"	means Longyuan Construction Investment (Chengde) Wind Power Co., Ltd.
“MENA”	means the Middle East and North Africa region.
"mCloud Services"	means mCloud Technologies Services Inc. (formerly known as Autopro Automation Consultants Ltd.)
"mCloud Technologies"	means mCloud Technologies (Canada) Inc.
"mCloud USA"	means mCloud Technologies (USA) Inc.
"Merger"	has the meaning ascribed thereto in "Corporate Structure - Name, Address and Incorporation".
"Merger Agreement"	has the meaning ascribed thereto in "Corporate Structure - Name, Address and Incorporation".
"mixed reality"	has the meaning ascribed thereto in "The Business - Overview - Specialized Skill and Knowledge".
"NASDAQ"	means NASDAQ Capital Market.
"NGRAIN"	means NGRAIN (Canada) Corporation.
"Norwin"	means Norwin Holding ApS.
"Norwin Debt Settlement"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Norwin Debt Settlement".
"NYCE Sensors"	means NYCE Sensors, Inc.
"Prospectus Supplement"	has the meaning ascribed thereto in "Promoters".
"OTCQB"	means the OTCQB Venture Market.
"Qualifying Condition"	has the meaning ascribed thereto in "General Development of the Business - Subsequent Events - Special Warrants Financing".
"Qualifying Prospectus"	has the meaning ascribed thereto in "General Development of the Business - Subsequent Events - Special Warrants Financing".
"RealWear"	means RealWear Inc.
"SaaS"	has the meaning ascribed thereto in "The Business - Overview".

“SEC” "SEDAR"	means the U.S. Securities and Exchange Commission. means the System for Electronic Document Analysis and Retrieval.
"SecureAire"	means SecureAire LLC.
"Share"	means a common share without par value in the capital stock of the Company.
"Shelf Prospectus"	has the meaning ascribed thereto in "Promoters".
"Special Warrants"	has the meaning ascribed thereto in "General Development of the Business - Subsequent Events - Special Warrants Financing".
"Special Warrants Financing"	has the meaning ascribed thereto in "General Development of the Business - Subsequent Events - Special Warrants Financing".
"Special Warrant Financing Agency Agreement"	has the meaning ascribed thereto in "General Development of the Business - Subsequent Events - Special Warrants Financing".
"Special Warrants Financing Agent"	has the meaning ascribed thereto in "General Development of the Business - Subsequent Events - Special Warrants Financing".
"Special Warrants Financing Unit"	has the meaning ascribed thereto in "General Development of the Business - Subsequent Events - Special Warrants Financing".
"Stock Purchase Agreement"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Stock Purchase Agreement to Acquire CSA".
"TELUS"	means TELUS Communications Inc.
"Third Offering"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Third Private Placement".
"TELUS"	means the TSX Venture Exchange.
"UVI"	means Universal Ventures Inc.
"UVI Subco"	means Universal Ventures Subco Inc.
"VWAP"	means volume weighted average trading price.
"Warrant"	means a Share purchase warrant of the Company.
"Warrant Share"	has the meaning ascribed thereto in "General Development of the Business - Subsequent Events - Special Warrants Financing".

CORPORATE STRUCTURE

Name and Address

The Company is a publicly-traded technology solutions provider that combines the Internet of Things ("IoT"), the cloud, and AI to create new efficiencies for energy assets including heating, ventilation, and air conditioning ("HVAC") units, wind turbines, and oil and gas controls. The Company’s head office is located at 550-510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A8. The Company also has technology and operations centers in Edmonton, Alberta; San Francisco, California; Atlanta, Georgia; Houston, Texas; Perth, Australia; Singapore; Beijing, China; London, United Kingdom; and Trnava, Slovakia. The Company’s telephone number is (604) 669-9973.

Incorporation

The Company (formerly UVI) was incorporated on December 21, 2010 pursuant to the Business Corporations Act (British Columbia) ("BCBCA"). The Company’s British Columbia incorporation number is BC0898477. The Articles do not contain a description of the Company’s objects and purposes.

On April 21, 2017, UVI entered into a merger agreement ("Merger Agreement") with its wholly-owned subsidiary, UVI Subco, a corporation incorporated pursuant to the Delaware General Corporation Law ("DGCL"), and mCloud Corp., a corporation incorporated pursuant to the DGCL. Pursuant to the Merger Agreement, UVI acquired all of the issued and outstanding securities of mCloud Corp. by way of a reverse triangular merger of UVI Subco into mCloud Corp. ("Merger"). The amalgamated company, a new private company named "Universal mCloud USA Corp.", continued as a wholly-owned subsidiary of the Company.

On October 13, 2017, the Company changed its name from "Universal Ventures Inc." to "Universal mCloud Corp.", and on October 18, 2017, the Company began trading on the TSXV as a Tier 2 Technology Issuer (as defined in TSXV Policy 2.1 - Initial Listing Requirements) under the new symbol "MCLD". On May 18, 2018, the Company also began trading on the OTCQB under the symbol "MCLDF". The Company subsequently changed its name in October of 2019 to "mCloud Technologies Corp.". On December 13, 2019, the Company announced a change in the trading symbol of its Shares on the OTCQB from "MCLDF" to "MCLDD". On November 24, 2021, the Shares began trading on the NASDAQ under the symbol "MCLD".

Directors

Under the Articles, a director or senior officer who holds a disclosable interest (as such term is defined in the BCBCA) in a contract or a transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only and if to the extent provided under the BCBCA.

A director with a disclosable interest in a contract or a transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution approving the contract or transaction, unless all directors have a disclosable interest in the contract or transaction, in which case any or all of those directors may vote on such a resolution.

A director with a disclosable interest in a contract or a transaction into which the Company has entered or proposes to enter and who is present at the meeting of the directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

A director or senior officer who holds any office or possesses any property, right, or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the BCBCA.

The Articles, by-laws, or charter documents of the Company do not specify a retirement age for directors. Directors are not required to hold a Share of the Company as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director.

Shareholders’ Meetings

The Company’s Articles provide that (a) the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors; (b) the directors may, at any time, call a meeting of shareholders to be held at such time and place as may be determined by the directors; (c) the quorum for the transaction of business at any meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting; and (d) in addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any other persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the BCBCA or the Articles to be present at the meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote the Shares under the laws of Canada or British Columbia or in the Company's Articles, by-laws, or charter documents.

Change in Control

There are no provisions in the Articles, charter documents, or by-laws that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

Ownership Threshold

The Articles do not require disclosure of Share ownership. Securities legislation in Canada, however, requires that shareholder ownership (as well as ownership of an interest in, or right or obligation associated with, a related financial instrument of a security of the Company) must be disclosed once a person beneficially owns or has control or direction over, directly or indirectly, securities of a reporting issuer carrying more than 10% of the voting rights attached to all the reporting issuer’s outstanding voting securities. Share ownership of director nominees must also be reported annually in proxy materials sent to the Company’s shareholders. Additionally, as the Company is listed on the NASDAQ, it must comply with United States federal securities laws, which requires it to disclose in its annual report, or Form 20-F, holders who own 5% or more of its issued and outstanding shares.

Intercorporate Relationships

The Company has four material, wholly-owned subsidiaries in which it has a direct or indirect material interest: mCloud USA, a corporation incorporated pursuant to the DGCL; mCloud Services, a corporation incorporated pursuant to the Business Corporations Act (Alberta) ("ABBCA"); NGRAIN, a corporation incorporated pursuant to the Canada Business Corporations Act; and kanepi, a corporation incorporated pursuant to the laws of Australia.

mCloud Technologies (USA) Inc., (“M-USA”)

M-USA is an operating company that carries on its business and operations in the United States. mCloud USA has three wholly owned subsidiaries: mCloud Technologies (Canada) Inc., a corporation incorporated pursuant to the BCBCA; FDSI, a corporation organized pursuant to the DGCL; and CSA, a corporation organized pursuant to the laws of the State of Georgia. mCloud Technologies (Canada) Inc., is an operating company with business and operations in Canada. FDSI provides advanced enterprise software, handheld energy efficiency diagnostic tools and related training, and project management services that enable more rapid and accurate servicing of HVAC equipment, which decreases energy and operational costs. FDSI provides expertise in HVAC diagnostics and building data energy analytics and testing tools, analysis outcomes and programmatic solutions for national and restaurant chains. FDSI’s diagnostics technology is embedded in energy management systems and HVAC units. CSA, which was acquired by the Company on January 27, 2020, is an Atlanta-based 3D technology company. Its operatings were immediately amalgamated with M-USA and the legal entity was formally wound-up effective December 31, 2021.

mCloud Technolgies (Canada) Holdings, Inc., (“MTCH”)

MTCH is a holding company with one direct subsidiary, mCloud Technologies Services Inc., (“MTS”) a professional engineering and integration firm specializing in the design and implementation of high-value industrial automation solutions to the oil and gas industry in Alberta, Canada. On July 11, 2019, the Company indirectly acquired MTCH, a corporation incorporated pursuant to the ABBCA, by way of an amalgamation between one of the Company’s subsidiaries, 2199027, and Fulcrum, which had acquired MTCH and its subsidiary immediately prior to its acquisition by the Company. The acquisition of MTCH, by Fulcrum, was pursuant to a share purchase agreement dated June 12, 2019 between Mike Lane, Bob Beattie, Fulcrum, MTCH and the Company. The amalgamation of 2199027 and Fulcrum was completed pursuant to the terms of an amalgamation agreement dated June 12, 2019 between the Company, Fulcrum and 2199027 ("Amalgamation Agreement"). The amalgamated company, renamed "Autopro Automation Ltd.", continued as a wholly-owned subsidiary of the Company, and was later renamed mCloud Technologies (Canada) Holdings, Inc., with MTS being a wholly-owned subsidiary.

NGRAIN (Canada) Corp.

NGRAIN is an operating company carrying on business and operations in Canada. NGRAIN contributes its AI and 3D technology to the Company’s AssetCare solutions. The Company acquired NGRAIN pursuant to the terms of a share purchase agreement dated January 2, 2018. NGRAIN owns all of the issued and outstanding shares of NGrain (US) Corp., a corporation incorporated pursuant to the laws of the State of Nevada.

mCloud Technologies Australia Holdings Pty Ltd.

On October 8, 2020, the company acquired, via its wholly-owned subsidiary mCloud Technologies Australia Pty Ltd., kanepi Group Pty. Ltd. Both kanepi Services Pty Ltd., and mCloud Technologies Singapore (previously kanepi PTE Ltd) are operating companies carrying on operations in Australia and Singapore. kanpei contributes advanced visual analytics solutions and its technologies are incorporated into the AssetCare platform. The Company also provides the Company with a strategic base in which the Company can increase its product offerings in the southern hemisphere.

The following chart identifies each of the Company’s wholly owned subsidiaries as of the date of this AIF (including jurisdiction of formation, incorporation or continuance of the various entities):

Ownership of the above noted entities is 100% unless otherwise indicated.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Company became a public company on the TSXV through a reverse takeover of UVI in October 2017. The Company has engaged in a strategy of acquiring existing businesses that have developed proven technologies and integrating those technologies into the Company’s AssetCare platform. The following is a summary of the general development of the Company over the three most recently completed financial years.

Acquisition of Flow’s Interest in the Royalty Agreement with Agnity

On January 17, 2019, the Company completed the acquisition of Flow’s interest in the royalty agreement with Agnity pursuant to an asset purchase agreement ("Flow APA") for a total purchase price comprised of $204,604 (US$153,227) in cash on closing and the Acquisition Payable (as hereinafter defined). Upon prepayment of the Acquisition Payable, the Company was also required to pay either US$525,000 payable in cash or 150,000 Shares, at Flow’s discretion. In addition, the Company is also required to pay, within the 6 year period following the closing, 150,000 Shares if the 5-day VWAP is equal to or exceeds $10.00 per Share, 100,000 Shares if the 5-day VWAP is equal to or exceeds $20.00 per Share, and 100,000 Shares if the 5-day VWAP on the TSXV is equal to or exceeds $30.00 per Share.

In connection with the acquisition, the Company received a secured loan from Flow in the principal amount of US$2,000,000, for a term of 12 months at an interest rate of 25% per annum, which was established as an acquisition payable ("Acquisition Payable"). The Company has made monthly interest payments of US$41,667 until July 2019, when the Company announced its full repayment thereof.

On April 22, 2019, the Company executed an amending agreement with Agnity (the "Agnity Amending Agreement") to modify the terms of the royalty agreement acquired. Pursuant to the amending agreement, both parties agreed to establish an operations committee for which at all times the Company has the right to nominate a majority of the members of the operations committee. As consideration for the amendment, the Company agreed to fix the royalty payment at US$10,000 per month commencing in March 2019 and to assume $43,050 of Agnity’s liabilities payable to a third party.

Pursuant to the amending agreement, the Company determined that it had obtained control over Agnity and its subsidiaries pursuant to IFRS 10 Consolidated Financial Statements. The Company considered several factors in determining if and when it gained control over Agnity including, if it had the right and ability to direct the relevant activities of the entity, the ability to significantly affect its returns through the use of its rights, and whether it had exposure to variable returns.

Accordingly, the acquisition of Agnity is accounted as a business combination effective on April 22, 2019 using the acquisition method in accordance with IFRS 3 Business Combinations. Given the Company owns nil voting interests in Agnity, the non-controlling interest is measured at the 100% of the net identifiable assets of Agnity acquired.

This acquisition expanded the Company’s AssetCare platform to reach the telecom space in North America, Asia, and Europe, and solidified the Company’s position as the eminent IoT asset management solutions provider for smart buildings and wind and power utility providers.

Appointment of Non-Executive Strategic and Integration Advisor and Chief Financial Officer

On January 17, 2019, the Company announced the appointment of Sunir Kapoor, former Chairman of Agnity, to the position of non-executive Strategic and Integration Advisor, and Doug Garnhart to the position of Chief Financial Officer, following the resignation of Darren Anderson.

Norwin Debt Settlement

On January 17, 2019, the Company announced that the Board had approved a settlement of up to #eu#11,000 of debt owed to Norwin through the issuance of Shares ("Norwin Debt Settlement"), in accordance with an agreement between the Company and the founder of Norwin, Ole Sangill. Pursuant to the Norwin Debt Settlement, the Company issued 5,896 Shares at a deemed price of $2.90 per Share.

Huayan Partnership

On February 4, 2019, the Company announced its partnership with Huayan, the first enterprise in Hubei Province, China, to engage in smart platform development and IoT product services. Pursuant to the terms of the partnership, mCloud’s AssetCare may distribute through Huayan’s smart building services to its existing and growing customer base, which includes commercial buildings, offices, hospitals and schools.

Appointment of Chief Product Officer

On February 19, 2019, the Company announced the appointment of Barry Po to the position of Chief Product Officer.

Expansion of AssetCare into Wind Industry

On March 26, 2019, the Company signed a memorandum of understanding with Britwind Ltd., an affiliate of Ecotricity Group Ltd., to improve the performance of over 1,000 wind turbines through an upgrade, called "rEsolve", solution. In addition to the wind turbines, the transaction would represent a portfolio of over 90,000 connected assets for the Company.

Expansion of AssetCare for Oil and Gas Field Workers

On April 4, 2019, the Company unveiled plans to improve the efficiency of over 1,400,000 field workers operating 500,000+ assets in oil and gas industries across North America, by connecting them with real-time access to digital work assistance capabilities using the AssetCare platform in RealWear’s HMT-1 industrial head-mounted display solutions.

TELUS Office Tower Agreement

On April 11, 2019, the Company announced the start of a 6-year agreement with TELUS Corporate Real Estate to deploy AssetCare at one of its premier office towers at 200 Consilium Place, Scarborough, Ontario. Pursuant to the agreement, the Company began upgrading legacy thermostats in TELUS’ office tower using Cypress’ wireless pneumatic thermostats and green box controllers.

Appointment of Executive Vice President and Chief Financial Officer

On May 27, 2019, the Company announced the appointment of Chantal Schutz to the position of Executive Vice President and Chief Financial Officer in replacement of Doug Garnhart.

Convertible Debenture Financing

On May 30, 2019, the Company announced the commencement of a private placement offering of convertible unsecured subordinated debentures ("2019 Convertible Debentures") at a price of $100 per 2019 Convertible Debenture ("Convertible Debenture Financing"). The 2019 Convertible Debentures bear interest at a rate of 10% per annum, calculated and paid quarterly on the last day of August, November, February and May of each year, and maturing on the date that is 36 months following the closing of each tranche, as applicable.

The principal amount of the 2019 Convertible Debentures is convertible into units of the Company (each a "Convertible Debenture Financing Unit"), with each Convertible Debenture Financing Unit being comprised of one Share and one Warrant exercisable for one Share at an exercise price of $7.50 until the earlier of (i) 60 months following the initial closing and (ii) the date specified in an Acceleration Notice (as defined below). The conversion price of each Convertible Debenture Financing Unit is $5.00, subject to customary adjustment provisions.

From the date that is 4 months plus 1 day following the closing of the last tranche, subject to any required approvals, the Company will also have the right to accelerate the expiry date of the Debentures issued under the Convertible Debenture Financing to not less than 21 days after the date on which a written notice is provided ("Acceleration Notice"), if the daily VWAP of the Shares trading on the TSXV is greater than $25.00 for any 30 consecutive trading days on the TSXV.

On July 11, 2019, the Company completed the Convertible Debenture Financing for total aggregate gross proceeds of $23,507,500 and net cash proceeds of $22,865,049. The private placement was completed in three separate tranches including the first tranche of the Debentures for gross proceeds of $16,659,000 closed on June 24, 2019, the second tranche for gross proceeds of $1,740,000 closed on June 28, 2019, and the final tranche for gross proceeds of $5,108,500 closed on July 11, 2019.

The Company also compensated finders for introducing purchasers in the Convertible Debenture Financing with aggregate cash commissions of $299,355 and a total of 59,871 Broker Warrants, each exercisable for one Share at an exercise price of $5.00 for a period of 36 months from the date of its issuance. The 2019 Convertible Debentures are listed for trading on the TSXV under the symbol "MCLD.DB".

Acquisition of Fulcrum and mCloud Services

On July 11, 2019, the Company announced the completion of its acquisition of Fulcrum by way of an amalgamation (the "Autopro Amalgamation Agreement") between the Company, 2199027 and Fulcrum, which had acquired mCloud Services immediately prior to the amalgamation.

The total consideration for the acquisition was approximately $36,000,000 paid by issuance of 3,600,000 Shares ("Consideration Shares") to former shareholders of Fulcrum and mCloud Services, issuance of promissory notes in the principal amount of $18,000,000, and cash of $4,650,689. The Consideration Shares are subject to escrow, with 34% of the Consideration Shares released from escrow 6 months following the closing of the acquisition and 33% of the Consideration Shares released on each date that is 12 months and 18 months following the closing of the acquisition.

The acquisition represented the Company’s entry into process industry markets, including new customers in oil and gas, petrochemical, and pipeline management. mCloud Services provides over 30 years of domain expertise in these and other process markets, accelerating the Company’s agenda to deliver AI solutions specific to upstream, midstream, and downstream process facilities. The acquisition has also expanded mCloud’s AssetCare footprint by adding major oil and gas customers along with industry-specific expertise to drive the delivery of integrated oil and gas solutions that combine AI, 3D, and mobile cloud computing technologies.

The Company filed a Form 51-102F4 in respect of the acquisition of mCloud Services dated September 20, 2019, as amended and refiled by the Company on April 15, 2020, and April 28, 2020.

First AssetCare Deployment for Oil and Gas Customers

On July 22, 2019, the Company announced its first deliveries of AssetCare solutions to oil and gas customers . The first mCloud application for “Smart Oil and Gas” was a remote management capability based on technology originally developed at mCloud Services for client support services. This remote management capability is now part of mCloud’s AssetCare platform and is implemented at 6 oil and gas facilities in Alberta, Canada with annual contracted recurring revenues totaling $1,000,000.

The Credit Agreement

On August 7, 2019, the Company entered into a credit agreement ("Credit Agreement") with Integrated Private Debt Fund VI LP. The Credit Agreement provided a secured term credit facility of $13,000,000 ("Credit Facility"), secured against the assets of mCloud Services and certain other assets of mCloud.

The proceeds of the Credit Facility were used to fund the repayment of certain outstanding notes of the Company related to its acquisition of mCloud Services, and for general working capital purposes. The Credit Facility has a term of 7 years, bearing an interest rate of 6.85% per annum, and the Company is to make blended monthly payments of principal and interest based on a 7-year amortization schedule.

Longyuan Agreement

On August 19, 2019, the Company announced the start of a multi-phase relationship with Longyuan to use mCloud’s AssetCare solution to assess and optimize wind turbine pitch systems at Longyuan’s Pu Fa Wind Farm in China. The Company’s Connected Energy team has been working with Longyuan to establish a performance baseline for the wind turbines, focusing on power curve optimization and pitch system health.

GBCC Debt Settlement

In September 2019, the Company settled a debt owed to GBCC Corporation, mCloud’s advisor on market expansion opportunities in China, in the amount of $60,000 through the issuance of 15,000 Shares ("GBCC Debt Settlement") at a price of $4.00 per Share.

Change to the Board

On September 3, 2019, the Company announced the appointment of Ian Russell, President and Chief Executive Officer of the IIAC, as an independent director of the Company. Mr. Russell serves on all of the Company’s board committees, including the Audit Committee and the Compensation Committee.

Appointments to Support mCloud’s AssetCare Expansion

On September 10, 2019, the Company announced the appointment of Jason Brown to the position of President, Connected Industry segment, and Patrick Kelly to the position of Director, Solutions Business Development.

On September 12, 2019, the Company announced the appointment of James (Jim) Christian to the position of Vice President, Emerging Solutions.

New 3D Digital Twin Solution

On October 1, 2019, the Company announced the launch of a new AssetCare solution under the banner of the "3D Digital Twin", which enables mCloud to use high-precision 3D laser scanners to create digital replicas of a "connected facility".

New Middle East Headquarters

On November 7, 2019, the Company announced that it was in the process of establishing a new regional office in Bahrain to expand its AssetCare offering to customers in the Middle East.

Appointment to Support mCloud’s AssetCare Expansion

On November 12, 2019, the Company announced the appointment of Kent Chan to the position of Strategic Growth Manager, Connected Industry segment, to manage operations capabilities and support business growth for AssetCare applications in Southeast Asia and Western Canada for liquefied natural gas.

New Auditor

On November 15, 2019, the Company announced that it had changed its auditors from MNP LLP to KPMG LLP, effective as of November 9, 2019.

2019 Share Consolidation

On December 11, 2019, the Company received TSXV approval of the consolidation of the issued and outstanding Shares on the basis of 1 post-consolidation Share for every 10 pre-consolidation Shares. The Shares commenced trading on the TSXV on a consolidated basis under the same trading symbol "MCLD" on December 13, 2019.

OTCQB Trading Symbol Change

On December 13, 2019, the Company announced a change in its trading symbol on the OTCQB from "MCLDF" to "MCLDD".

Stock Purchase Agreement to Acquire CSA

On December 16, 2019, the Company announced that it had signed a binding stock purchase agreement ("Stock Purchase Agreement") to acquire CSA, an Atlanta-based 3D technology company, effective as of December 13, 2019.

Special Warrants Financing

On January 14, 2020, the Company completed a brokered private placement of 2,875,000 special warrants ("Special Warrants") at a price of $4.00 per Special Warrant for total gross proceeds of $11,500,000 ("Special Warrants Financing"), which amount includes the full exercise of the Agents’ Option.

Each Special Warrant is convertible into one unit of the company ("Special Warrants Financing Unit") without payment of additional consideration upon certain conditions being met. Each Special Warrants Financing Unit consists of one Share and one-half of one Warrant, with each Warrant being exercisable to acquire one Share ("Warrant Share") at an exercise price of $5.40 per Share until January 14, 2025.

The Special Warrants were offered pursuant to an agency agreement dated January 14, 2020, between the Company and Raymond James Ltd. and Paradigm Capital Inc., as agents ("Special Warrants Financing Agents"), pursuant to which the Special Warrants Financing Agents received cash commission equal to 7% of the gross proceeds under the offering (the "Special Warrant Financing Agency Agreement").

On January 27, 2020, the Company completed an additional tranche of the Special Warrants Financing on a non-brokered basis, issuing 457,875 Special Warrants at a price of $4.00 per Special Warrant for total gross proceeds of $1,831,500 ("Additional Tranche").

The Company agreed to use its commercially reasonable efforts to qualify the distribution of the Shares and Warrants issuable upon exercise of the Special Warrants by way of a prospectus ("Qualifying Prospectus") within 60 days following the closing of the offering ("Qualifying Condition"). The securities issued pursuant to the Special Warrants Financing, inclusive of the Additional Tranche, would be subject to a 4-month hold period from the date of the closing of the offering, unless the Qualifying Prospectus were filed and receipted within that time. If the Qualifying Condition were not met, each Special Warrant would be exercised (without payment of additional consideration and with no further action on the part of the holder thereof) for 1:1 Special Warrant Financing Units. The Qualifying Prospectus was filed on April 28, 2020 (See "Filing of Base Shelf Prospectus Supplement" below).

The aggregate gross proceeds under the Special Warrants Financing, inclusive of the Additional Tranche is $13,331,500.

Acquisition of CSA

On January 27, 2020, the Company completed the acquisition of CSA, effective as of January 24, 2020, pursuant to the Stock Purchase Agreement. As of the date of the AIF, CSA is a subsidiary of one of the Company’s material subsidiaries, mCloud USA.

In accordance with the terms and conditions of the Stock Purchase Agreement, the Company paid US$535,142 in cash and issued 380,210 Shares to the vendors on closing as consideration for the acquisition of all of the outstanding stock of CSA.

AirFusion Contract

On February 10, 2020, the Company announced that it had signed a contract, effective as of February 7, 2020, to acquire certain technologies from AirFusion, an AI visual inspection and monitoring technology provider based in Boston, its subsidiary, AirFusion GmbH, existing customer contracts and technologies under development from its partner in Warsaw, Poland.

The acquisition closed on May 15, 2020. The Company issued 200,000 Shares to the vendors upon closing of the acquisition.

NYCE Sensors

On March 16, 2020, the Company announced that it was embedding advanced sensing technology from NYCE Sensors, a provider of IoT solutions for commercial buildings applications, into its AssetCare solutions for connected buildings to enhance its digital IAQ management.

2019 Strategic Objective

On March 24, 2020, the Company announced that it had surpassed its 2019 strategic objective of connecting at least 40,000 assets to its AssetCare platform in buildings, wind turbines and oil and gas facilities.

Filing of Final Base Shelf Prospectus

On April 28, 2020, the Company filed its short form base shelf prospectus for Nunavut and the amended and restated short form base shelf prospectus dated April 28, 2020 (the "Base Shelf Prospectus") with the securities regulatory authorities of the provinces of Canada and the territory of Nunavut.

The Base Shelf Prospectus allows the Company to offer from time to time, over a 25-month period, Shares, preferred shares, debt securities, subscription receipts, Warrants and units of the Company with an aggregate value of up to $200,000,000. The Base Shelf Prospectus was subsequently amended in November, 2021.

IoT and AI Solutions for Restaurant and Retail Businesses

On April 28, 2020, the Company announced that it is collaborating with industry leaders and medical experts to launch an extension to its AssetCare for connected buildings, using IoT and AI to help restaurant and retail businesses return to work as governments and health officials respond to the COVID-19 pandemic. Since 2020, the Company has implemented its HVAC and IAQ solution to such businesses around the world, notably buildings in North America and Saudi Arabia.

Filing of Base Shelf Prospectus Supplement

On April 29, 2020, the Company filed a prospectus supplement to its Base Shelf Prospectus. The prospectus supplement was comprised of the Qualifying Prospectus per the Special Warrant Financing and upon filing, each Special Warrant was automatically exercised (without payment of additional consideration and with no further action on the part of the holder thereof) into 1:1 Special Warrants Financing Units. Each Special Warrants Financing Unit consists of one Share and one-half of one Warrant, with each Warrant exercisable to acquire one Warrant Share at a price of $5.40 until January 14, 2025, subject to adjustment in certain events. The Warrants were listed for trading on the TSXV under the symbol "MCLD.WT".

SecureAire Partnership

On May 19, 2020, the Company announced that it was combining its AI-powered HVAC and IAQ capabilities of its AssetCare platform with air purification technology based on active particle control through a partnership with SecureAire. Through the use of analytics, the Company and SecureAire will provide facility managers with the ability to measure and verify the air quality of their spaces in real-time.

Partnership with nybl

On June 24, 2020, the Company announced that it had signed a mutual reseller agreement and global service agreement with nybl, a technology company delivering AI solutions to industries that include process industries such as oil and gas. The agreement provides that nybl and the Company will cooperate to deliver a joint solution that will connect and optimize an initial 2,000 oil wells in North America and Kuwait.

July 2020 Offering

On July 6, 2020, the Company announced the completion of a public offering of 3,150,686 units of the Company (the "July 2020 Units") at a price of $3.65 per July 2020 Unit for aggregate gross proceeds to the Company of $11,500,003 (the "July 2020 Offering"). The syndicate of underwriters for the Offering was co-led by Raymond James Ltd. and Eight Capital, and included Gravitas Securities Inc. and Paradigm Capital Inc. Each July 2020 Unit is comprised of one Share and one-half of one Share purchase warrant (each whole Share purchase warrant, a "July 2020 Warrant"). Each July 2020 Warrant is exercisable to acquire one Share of the Company until July 6, 2022 at an exercise price of $4.75. The July 2020 Warrants are listed for trading on the TSXV under the symbol "MCLD.WS". The July 2020 Offering was completed by way of a prospectus supplement to the Company’s Base Shelf Prospectus.

Non-Brokered Financing

On July 16, 2020, the Company announced the completion of a non-brokered financing pursuant to which the Company issued a total of 1,095,890 units of the Company at a price of $3.65 per unit for aggregate gross proceeds of $4,000,000. Each unit consisted of one Share and one-half one Share purchase warrant of the Company. Each whole Share purchase warrant is exercisable for one Share until July 16, 2025, at an exercise price of $4.75 per Share, subject to adjustment in certain events.

Kanepi Acquisition

On October 13, 2020, the Company completed the acquisition of kanepi Pty Ltd ("kanepi") pursuant to a previously executed share purchase agreement to acquire all the issued and outstanding capital of kanepi dated June 25, 2020. kanepi provides advanced visual analytics solutions for industrial operations of asset intensive industries. kanepi’s footprint in the southern hemisphere is expected to bolster mCloud’s presence in a variety of process industries including upstream and midstream oil and gas, offshore floating production storage and offloading, liquefied natural gas, and mining facilities.

The kanepi technology is applicable to all AssetCare offerings, including the Company's connected worker solution on RealWear headsets. The integration of kanepi's technology is expected to grow mCloud’s ability to potentially connect workers in Australia, Africa, and Southeast Asia.

The Company used $4,697,512 of the net proceeds of the July 2020 Offering in order to satisfy the aggregate cash consideration payable by the Company on completion of the kanepi acquisition. In addition to the cash consideration, the Company issued 2,602,897 Shares to the sellers of kanepi. All consideration Shares will be subject to a 30-month lock-up, with 25% of the consideration Shares released from the lock-up on the 12, 18, 24 and 30-month anniversaries of the closing date.

In addition, subject to kanepi earning AUD$10,000,000 of revenue during the 12-month period following closing or AUD$14,000,000 of revenue during the 24-month period following closing, or kanepi meeting certain customer acquisition targets during such periods, the Company will potentially pay two additional payments to the sellers of AUD$1,000,000 million each (the "kanepi Earn-out Payments"). If earned, 50% of each kanepi Earn-out Payment will be made in cash, with the remainder satisfied by the issuance of Shares based on a price per share equal to the VWAP of the Shares on the TSXV for the 15 trading days immediately prior to the date on which the applicable earn-out condition is satisfied.

Commercial Buildings

On December 22, 2020, the Company announced it signed its first ten AssetCare contracts with building operators based in New York. The contracts kicked off a new commercial building campaign for the Company, aimed at businesses operating portfolios of small-and-medium-sized buildings in New York and California. The campaign is based on exclusive partnerships the Company secured with local service providers in these two states to jointly market and offer mCloud's solutions using IoT and AI to drive improvements in IAQ and energy efficiency.

Invest Alberta Corporation

On February 2, 2021, the Company announced it had signed a memorandum of understanding with Invest Alberta Corporation, an Alberta crown corporation.

The goal of the memorandum was for the Company to leverage its technology to help Canadian and global energy companies reduce carbon emissions and act on ESG issues. The Company believes the move may accelerate the development and adoption of its offerings through increased engagement with key customers and local industry in Alberta.

Memorandum of Understanding with Fidus Global, LLC

On February 16, 2021, the Company announced that it had signed a memorandum of understanding with Fidus to commence sales, implementation, and ongoing field services for the Company’s AssetCare segment for connected buildings in the United States.

Appointment of Executive Vice President, HR and Global Talent

On March 8, 2021, the Company announced that it had appointed Kim Clauss as Executive Vice President, HR and Global Talent.

2021 Convertible Debentures

The Company completed six tranches of a convertible debenture financing pursuant to which it has issued an aggregate of US$7,043,000 convertible debentures ("2021 Convertible Debentures"). The 2021 Convertible Debentures bear interest from each applicable issuance date at a rate of 8% per annum, calculated and paid quarterly on the last day of December, March, June, and September of each year. Interest will be paid in Shares or cash at the election of the Company. The Debentures will mature on the date that is 36 months following the interest accrual date (each, an "2021 Debenture Maturity Date"). The principal amount of the 2021 Convertible Debentures will be convertible into Shares at the option of the holder at a time prior to the close of business on the last business day immediately preceding the applicable 2021 Debenture Maturity Date. The conversion price per Share is 110% of the lower of i) the VWAP of the Shares on the TSXV for the five trading days preceding the applicable closing date and ii) the closing price of the Shares on the TSXV on the day prior to the applicable closing date, subject to adjustment in certain events. The conversion price of the 2021 Convertible Debentures issued under the first, second, third, fourth, fifth, and sixth tranches of the offering were US$4.44, US$4.59, US$5.55 US$6.21, US$6.66, and US$6.90 per Share, respectively. The principal amount of the 2021 Convertible Debentures outstanding from time to time will be repayable in Shares or cash at the election of the Company on the applicable 2021 Debenture Maturity Date. On July 12, 2021, the Company entered into debt conversion and exchange agreements with the holders of more than 99.2% of the outstanding principal amount of the 2021 Convertible Debentures, pursuant to which the Company issued an aggregate of 6,323,360 Shares and 6,323,360 Warrants in consideration for the extinguishment of USD$8,809,000 principal and USD$302,730 interest owing under the 2021 Convertible Debentures.

April 2021 Brokered Offering

On April 15, 2021, the Company issued a total of 6,900,000 units of the Company at an issue price of $6.30 per unit for aggregate gross proceeds of CAD$14,490,000 (the "Brokered Offering"). Each unit consisted of one Share and one Warrant of the Company. Each Warrant is exercisable for one Share at an exercise price of $8.55 per Share, subject to adjustment in certain events. The Brokered Offering was led by ATB Capital Markets Inc. (the "Agent"). The Agent was paid a cash fee equal to 7% of the gross proceeds raised under the Brokered Offering.

AssetCare Partnership with Major North American Utility Providers

On April 21, 2021, the Company announced that it would be offering its AssetCare solutions for HVAC and IAQ to small business customers of three major North American energy utility providers, two in the continental United States and one in Canada. Based on information provided by the three utilities, the Company estimated that these utility partnerships will make AssetCare HVAC and IAQ solutions available to approximately one million commercial buildings in the United States and Canada.

On May 18, 2021, the Company announced that it had successfully implemented AssetCare to customers associated with these utility program partnerships. Among these customers are two prominent car dealership properties in the State of New York.

Implementation of AssetCare in the Head Office of Cadence Financial Group

On May 3, 2021, the Company announced that it had equipped the head office of Cadence Financial Group, located in Vancouver, Canada, with a combination of IoT-enabled 24/7 air quality monitoring and AI-driven connected air purification capable of outperforming standard HEPA filtration by continuously eliminating up to 95% of harmful particulates and contaminants smaller than one micron in size.

Release of First Annual ESG Report

On May 11, 2021, the Company published its first annual ESG report. The report detailed the Company’s commitment to ESG and its related activities in 2020 and offered insight into the Company’s ongoing mission to deliver AssetCare to optimize renewable energy assets such as wind turbines and decarbonize energy-intensive assets in commercial buildings and high-intensity ESG sectors such as oil and gas.

Credit Facility with ATB Financial and Intercreditor Agreement with Fiera Private Debt Fund VI LP

On May 17, 2021, the Company announced it had entered into a secured credit facility with ATB, which is a $5,000,000 margined, demand operating loan facility (the “ATB Facility”). The proceeds of the ATB Facility were used in part, to repay in full all indebtedness and liability owing by the Company to HSBC Bank of Canada and for general corporate purposes. The ATB Facility is a demand operating line bearing interest at a floating rate equal to the prime rate per annum established by ATB from time to time for commercial loans denominated in Canadian dollars made by ATB in Canada, plus an applicable margin rate based on the senior debt to EBITDA ratio of the Company at the time of determination. Repayments under the ATB Facility will be made on a monthly interest-only basis until demand. The ATB Facility is secured against certain assets of the Company and its principal subsidiaries.

On June 24, 2021, $2.5 million was drawn from the ATB Facility, in accordance with the maximum amount permitted under the Company’s intercreditor agreement with Fiera Private Debt Fund VI LP (“Fiera”).

On November 9, 2021, Fiera, ATB and the Company amended the Company’s intercreditor agreement with Fiera, to now permit the Company to draw the full $5 million of the ATB Facility subject to calculated borrowing base limits.

On November 25, 2021, the ATB Facility was amended. As part of the amendment, ATB provided an additional $5,000,000 in available funding to the Company via an accordion, subject to lender consent. In consideration of ATB making available to the Company additional advances under the ATB Facility, the Company granted to ATB non-transferable Warrants to acquire up to 183,486 Shares at an exercise price of $5.45 per Share for a term not exceeding one year.

Director and Officer Change

On May 31, 2021, Michael Sicuro resigned from his position as a director and officer of the Company.

Delivery of AI Grid-Adaptive Energy Savings to Various Buildings in North America

On June 9, 2021, the Company announced that it had added grid-adaptive demand management to its “AssetCare for Buildings” solution using AI in the cloud to actively manage the electric demand of a building in direct response to signals from local utility operators. The Company also announced that it was onboarding its first 20 new AssetCare customer buildings to benefit from this capability in partnership with local utilities in British Columbia, California, and New York.

Deployment of AssetCare in Arkansas Government Buildings

On June 15, 2021, the Company announced that pursuant to its partnership with Fidus, the Company’s AssetCare solution was now being offered at various government buildings operated by the State of Arkansas, as the state seeks to improve indoor air safety across government properties, including office buildings, schools, and other state-run facilities in the wake of COVID-19.

Field Deployment of AssetCare with Oil and Gas Operators in Alberta

On June 23, 2021, the Company announced its partnership with Prosaris Solutions Ltd., through which the Company began its rollout of a new AssetCare solution targeting fugitive gas emissions for operators in the oil and gas sector in Alberta, and enabling such operators to continuously inspect and correct such gas leaks at their facilities.

Partnership with URBSOFT in Saudi Arabia

On July 13, 2021, the Company announced it had signed a Memorandum of Understanding to partner with URBSOFT, a strategic provider of advanced ground and aerial inspection technology solutions in the Kingdom of Saudi Arabia. This partnership paved the way for the Company to take AssetCare to support the digitalization and ESG objectives of Saudi Vision 2030, the Kingdom of Saudi Arabia’s national economic plan.

Appointment of Executive Vice President and Chief Operating Officer

On July 15, 2021, the Company announced it had appointed Arnel Santos to the role of Executive Vice President and Chief Operating Officer. Mr. Santos joined the Company in May 2021 as the Company’s regional leader for the Americas.

Offering AssetCare Connected Building Solutions via Con Edison in New York

On July 20, 2021, the Company announced it had begun to offer its AssetCare solutions for HVAC and IAQ to small business customers of Con Edison, the energy company that serves New York City and Westchester County, N.Y. The Company is a solutions provider in Con Edison's Business Energy Pro program, which offers energy saving incentives to businesses located on Staten Island and in Westchester County.  Business Energy Pro is one of the first "pay-for-performance" incentive programs in the country.  Small businesses that participate earn payments for measured energy savings over a multi-year period.  Through the Company's partnership with Con Edison, AssetCare customers in New York state can earn payments for measured energy savings achieved through AssetCare over a multi-year period.

Non-Brokered Offering

On August 16, 2021, the Company announced that it had completed a non-brokered private placement offering of 227,027 units of the Company at a price per unit of $1.85 for gross proceeds of approximately $420,000. Each unit consisted of one Share and one Warrant, with each such Warrant entitling the holder thereof to acquire one Share at an exercise price of $2.85 per Share at any time prior to 5:00 p.m. (Mountain Standard Time) on April 15, 2024.

Filing of Form 40-F Registration Statement

On August 17, 2021, the Company announced that it had filed a Form 40-F Registration Statement with the United States Securities and Exchange Commission, fulfilling a significant milestone in the process for the Company to list its Shares on the NASDAQ.

AssetCare Updates

On September 14, 2021, the Company announced the addition of four major technology updates to its portfolio of AssetCare connected solutions, which were presented at mCloud Connect 2021, the Company’s annual customer event. The updates were as follows:

•	Addition of a new smartphone scannable QR code that uses AI and the cloud to present a live, real-time reading and assessment of the IAQ inside an AssetCare connected building;
•	A new cybersecurity layer powered by Armis Inc., with whom the Company had partnered;
•	A new 3D Digital Twin user experience and interface; and
•	New connected worker capabilities for AssetCare Mobile enabling field teams to digitize, streamline, and automate manual tasks, and allowing customers to digitize workflows, use paperless forms, and enable virtual document sharing in a single app optimized for the frontline worker.

License from Ministry of Investment of Saudi Arabia to Advance Digitalization and ESG Objectives of Saudi Vision 2030

On October 13, 2021, the Company announced it had received approval and a license to conduct business activities from the Ministry of Investment of Saudi Arabia (“MISA”), marking a major milestone in the Company’s activities in the Middle East and North Africa (“MENA”) region, enabling mCloud to provide AssetCare solutions to the Kingdom of Saudi Arabia and other countries in the MENA region.

Lease for Calgary

In October 2021, the Company executed a 12-year lease for its office in Calgary, Alberta. The lease term commences on December 1, 2022, preceded by a fixturing period which the Company will use to build out the office space to their specifications.

AssetCare Deployment at Casa Pasta and CHICK “N” DIP

On November 9, 2021, the Company announced it had equipped two initial locations in Saudi Arabia - Casa Pasta and CHICK "N" DIP restaurants - with its AssetCare solution for HVAC and IAQ, to optimize the indoor air quality and energy efficiency in the restaurants. This was facilitated through the Company’s partnership with URBSOFT, previously announced on July 13, 2021.

mCloud Ranked 57th Fastest-Growing Company in North America

On November 17, 2021, the Company announced that it had been listed as the 57th fastest-growing company in North America on Deloitte’s Technology Fast 500 list and #2 on the Deloitte Canada Clean Technology Fast 50 list. The Company was ranked based on the 3,106% growth in revenue it experienced between 2017 and 2020.

November 2021 Offering, 2021 Share Consolidation and Listing on NASDAQ

On November 24, 2021, the Company announced that its Shares had begun trading on the NASDAQ under the symbol “MCLD” in connection with the completion of a 3:1 share consolidation (the “2021 Share Consolidation”). On November 29, 2021, the Company announced the completion of an underwritten public offering of 2,100,000 units at a price to the public of US$4.50 per unit, all on a post-consolidation basis. Each unit issued in the offering consisted of one Share and one Warrant to purchase one Share at an exercise price of USD$4.75. The Shares began trading on the NASDAQ on November 24, 2021 under the symbol "MCLD". The Company received gross proceeds of approximately US$9.5 million, before deducting underwriting discounts and commissions and other estimated offering expenses.

The Company had also granted the underwriters, Maxim Group LLC, to purchase up to an additional 315,000 Shares and an additional 315,000 Warrants (each on a post-consolidation basis) at the public offering price to cover over-allotments. On November 29, 2021, the Company announced that Maxim Group LLC had purchased the 315,000 Warrants in accordance with the over-allotment option, and on December 6, 2021 announced that Maxim Group LLC had exercised the over-allotment option in full to purchase an additional 315,000 Shares at the Offering Price. The proceeds from the over-allotment option were US$1,417,500. The aggregate gross proceeds of the offering, including the over-allotment option, were US$10,917,500.

AssetCare Deployment at Life Plaza

On November 30, 2021, the Company announced a three-year agreement with Colliers Macaulay Nicolls Inc., an appointed agent of Slate Asset Management, to deploy mCloud's AssetCare solution for HVAC and IAQ at Life Plaza, one of Slate Asset Management’s premier office towers in downtown Calgary, Alberta, and the Company’s largest IAQ deployment to date. The initial subscription term for this agreement would become effective at the completion of AssetCare installation and is set to renew in November 2025.

Agreement with Virtual Vision

On December 15, 2021, the Company announced it had signed an agreement with Virtual Vision (the "V2 Agreement"), a local provider of cloud computing services within Saudi Arabia, to host the Company's AssetCare solutions on the V2 Public Cloud for use in the Kingdom. The V2 Agreement enables the Company mCloud to complete the onboarding of several new Saudi customers and immediately take these customers live with AssetCare. The V2 Agreement also ensures mCloud is ready for scalable deployment within Saudi Arabia and in a manner compliant with Saudi legal requirements by geo-locating AssetCare data within the Kingdom.

Partnership with Mercedes-EQ Formula E Team

On January 20, 2022, the Company announced a partnership with Mercedes-EQ Formula E Team as an official team partner, through which the use of mCloud's AssetCare portfolio of solutions to drive the ESG performance of the Formula E business would be explored. This announcement was made just ahead of the official opening of Season 8 of the ABB FIA Formula E World Championship - the world's only all-electric FIA World Championship and the only sport certified net zero carbon since inception. The Mercedes-EQ Formula E Team had begun collaborating with the Company to explore the use of the Company’s AssetCare portfolio of solutions to drive the ESG performance of their business, including technologies to reduce harmful emissions, the carbon footprint of their facilities, and further enhancing the safety and comfort of the work environment.

Memorandum of Understanding with Saudi Arabian Oil Company

On January 25, 2022, the Company announced it had signed a memorandum of understanding with Saudi Arabian Oil Company (“Aramco”) to explore the co-development of a digital technology hub for delivering ESG solutions in the Kingdom of Saudi Arabia. The hub would also enable the Company and Aramco to jointly develop new AI-powered innovations to facilitate the carbon reduction of complex energy-intensive assets throughout the Kingdom and abroad. Additionally, the Company announced that it planned to develop a center of excellence that will serve as a home base for a dedicated team of ESG and digital transformation experts based in Saudi Arabia, particularly to leverage Virtual Vision’s high-performance infrastructure in accordance with the V2 Agreement.

Creation of ESG-Digital Hub in Houston, Texas

On January 26, 2022, the Company announced the creation of a new “ESG-Digital Hub” based in Houston Texas, to serve as an additional focal point for local mCloud teams driving the ongoing technological development and customer delivery of AssetCare solutions. The new Houston-based location joins other Company hubs in Calgary, Alberta, established in collaboration with Invest Alberta, and the hub based in Saudi Arabia, in collaboration with Aramco.

Summary of Revenue

In the following table, revenue is provided for the fiscal years ended for the years ended December 31, 2021, December 31, 2020 and December 31, 2019, and is disaggregated by nature and timing of revenue recognition:

Year ended December 31, 2021

Major Service Line	2021	2020	2019	2021 vs 2020 Change $	2021 vs 2020%	2020 vs 2019 Change $	2020 vs 2019%

AssetCare Initialization	1.250	$7.689	$5.965	$(6.4396)	(84)%	$1.724	29%
AssetCare Over Time	23.462	12.809	2.940	10.653	83%	9.869	336%
Engineering Services	0.885	6.430	9.436	(5.545)	(86)%	(3.005)	32%
Total	$25.597	$26.928	$18.340	$1.331	5%	$8.588	47%

Timing of revenue recognition	2021	2020	2019	2021 vs 2020 Change $	2021 vs 2020%	2020 vs 2019 Change $	2020 vs 2019%

Revenue recognized over time	$24.423	$18.551	$12.375	$5.872	32%	$6.176	50%
Revenue recognized at point in time upon completion	1.174	8.377	5.965	(7.202)	(86)%	2.412	40%
Total	$25.597	$26.928	$18.340	$1.331	8%	$8.588	47%

Revenues for the year ended December 31, 2021 were $25.597 million, compared to $26.928 million for the same period in 2020, a decrease of $1.331 million, or 5%, primarily due to $6.138 million of lower AssetCare Initialization and $5.529 million lower engineering services, partially offset by $10.336 million of higher sales from AssetCare Over Time. The declines experienced in AssetCare Initialization and Engineering Services are attributable to interruptions and delays in the delivery of these service streams caused by COVID-19.

For the year ended December 31, 2020, revenues of increased by $2.224 million, to $26.928 million from $18.340 million for the same period in 2019. The increase was due to an increase of $9.869 million in AssetCare Over Time, and higher AssetCare Initialization of $1.724 million due to an increase of customers onboarded during 2020, partially offset by lower Engineering Services of $3.005 million attributable to COVID-19 delays performing in-person engineering services.

The Company operates in one operating segment. For the purpose of segment reporting, the CEO is the Chief Operating Decision Maker. The determination of the Company’s operating segment is based on its organizational structure and how the information is reported to the CEO on a regular basis. The Company’s revenue is generated from its customers in Canada, the United States of America, Asia-Pacific, Europe, and the Middle East and Africa. The Company’s assets primarily reside in North America and Australia. See “Risk Factors” in this AIF for further discussion on the risks and uncertainties that the Company believes may materially affect the Company’s future performance, including total revenue.

The Company’s revenue by location of the ultimate customer or consumer of product solution are as follows:

	Year ended December 31,
	2021	2020	2019
Canada	$10.734	$13.833	$10.890
United States	6.564	5.691	7.451
Japan	5.850	6.447	-
Australia	0.994	0.152	-
Other	1.445	0.805	-
Total revenue	$25.597	$26.928	$18.341

The table below presents significant customers who accounted for greater than 10% of total revenues for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
Customer A	Less than 10%	13.6%	n/a
Customer B	Less than 10.0%	13.1%	11.0%
Customer C	11.3%	Less than 10%	20.0%
Customer D	10.7%	Less than 10%	n/a

THE BUSINESS

Overview

The Company delivers solutions combining IoT, AI, and the cloud to unlock the untapped potential of energy-intensive assets such as:

•	HVAC units and refrigerators in commercial buildings;
•	control systems, heat exchangers, and compressors at process industry facilities; and

•	wind turbines generating renewable energy at onshore wind farms.

IoT enables inexpensive, readily scalable connectivity to these and other under-served assets. Data from these IoT sensors are taken into the cloud, where digital twins of these assets are created, and AI is applied to identify opportunities to optimize asset performance. Asset operators and maintainers who manage these assets in the field are guided through a portfolio of mobile, connected applications that enable these teams to take asset management actions that ensure optimal performance.

Through the Company’s proprietary AssetCare platform, AI is used to identify opportunities to improve asset performance and enable asset operators and maintainers to take direct action creating these measurable improvements. Some key applications of the Company’s AssetCare technology at work include:

•	curbing wasted energy while improving occupant comfort in commercial facilities through AI-powered adaptive control;
•	maximizing asset availability and production yields of renewable energy sources through continuous performance assessment and predictive maintenance; and
•	optimizing the uptime and manage the operational risk of industrial process plants, including oil and gas facilities, through continuous AI-powered advisory and assistance to process operators in the field.

In all markets, the Company uses a commercial Software-as-a-Service ("SaaS") business model to distribute its AssetCare solution. Customers pay a simple, subscription-based price that is determined by number of assets, asset size or complexity, and the expected efficiency gains to be created using AI and analytics. Set up as multi-year, recurring subscriptions, customers pay no fees upfront to onboard an AssetCare solution; any upfront costs are leveraged across the lifetime of the initial subscription period.

The Company serves five key market segments:

1)	Connected Buildings, which includes AI and analytics to automate and remotely manage commercial buildings, driving improvements in energy efficiency, occupant health and safety through IAQ optimization and food safety and inventory protection;

2)	Connected Workers, which includes cloud software connected to third party hands-free, head-mounted “smart glasses” combined with AR capabilities to help workers in the field stay connected to experts remotely, facilitate repairs, and provide workers with an AI-powered “digital assistant”;

3)	Connected Energy, which includes inspection of wind turbine blades using AI-powered computer vision and the deployment of analytics to improve wind farm energy production yield and availability;

4)	Connected Industry, which includes process assets and control endpoint monitoring, equipment health, and asset inventory management capabilities, driving lower cost of operation for field assets and access to high-precision 3D digital twins enabling remote management of change operations across distributed teams; and

5)	Connected Health, which includes remote health monitoring and connectivity to caregivers using mobile apps and wireless sensors that enable 24/7 care without the need for in-person visits, including at elder care facilities, age-in-place situations and medical clinics which also have strict requirements for IAQ and greenhouse gas standards.

All of the target market segments are powered by common technology unique to the Company, enabling it to create and scale asset energy solutions using IoT, AI and cloud capabilities, with real-time information contextualized to each asset, and secure communications and 3D digital twin technologies.

The Company serves customers globally with a local presence in North America, the United Kingdom and Continental Europe, the Middle East, Southeast Asia, and Greater China.

Production and Services

The Company’s principal method of production is software development associated with the evolution of the AssetCare platform. Actual delivery and ongoing asset management is provided using AI and analytics supported by an internal team of asset management experts, with experience in all of the defined asset classes that mCloud serves in market. Certain aspects of AssetCare onboarding, such as the installation of IoT hardware, may involve third party service providers who partner with mCloud in all of the markets where mCloud does business.

Specialized Skill and Knowledge

The Company retains specialized skills and knowledge within each of its lines of business. In its “Connected Buildings” business, mCloud possesses talent and experience in building energy management, specifically energy efficient management of HVAC units and lighting. Within its “Connected Energy” business, mCloud has a team of experts in wind turbine engineering and turbine operations and maintenance. In its Connected Industry segment, the Company possesses talent and experience related to the management of process assets used in the refinement of oil and gas products.

From a core technology perspective, the team also retains specialized skills and expertise in specific areas of software development, namely the development of artificial intelligence capabilities, such as neural networks and deep learning. Team members also possess backgrounds in data science and statistics. To support the delivery of AssetCare capabilities that support mobile workers, the mCloud team has special knowledge and experience in the development of advanced mobile applications, and 3D capabilities including augmented and virtual reality (collectively known as "mixed reality").

Competitive Conditions

In the principal markets that mCloud operates, there are numerous incumbent solution providers including Honeywell International Inc., Siemens AG, and General Electric Company, which also operate commercial offerings that overlap or compete with AssetCare. mCloud’s competitive advantage lies in its combined use of IoT, AI, and the cloud to make enterprise-grade asset management capabilities available to an entire underserved market of assets that have traditionally gone unmanaged because conventional solutions have been too expensive to be economical.

The Company also competes with emerging technology ventures that overlap with target market segments for AssetCare solutions. These include ventures such as C3.ai and Cognite who offer technologies to heavy industries and BrainBox and Airthings, who provide connected HVAC energy efficiency and IAQ technologies to commercial buildings.

The Company observes that in the principal markets it serves, most incumbent asset management solutions place a heavy focus on acquiring data, storing it, then reporting it to make it available to end customers. mCloud differentiates itself from the competition by using AI and analytics to create actionable insight that help customers decide what actions are the best ones to take to get the most out of their assets - instead of simply reporting on data, mCloud’s AssetCare platform helps customers take action based on data, which ultimately creates customer benefit.

Marketing Channels

The Company employs sales team members in these countries charged with direct sales efforts of AssetCare solutions. Global marketing efforts to support these sales efforts include virtual campaigns and events to attract new customers, strengthen relationships with existing customers, and build brand presence and visibility. The Company also hosts an annual user conference called mCloud Connect, which includes head-liners from well-known industry leaders, panels, and interactive sessions to gather “voice of the customer” feedback, which is used to improve the Company’s portfolio of AssetCare offerings.

The Company maintains a robust presence in seven countries: Canada, the United States, the United Kingdom, the Kingdom of Bahrain as the gateway to markets in the Middle East, China, Singapore and Australia, supplemented by a growing international network of channel and delivery partners around the world.

The Company has conducted extensive research to size the markets and opportunities it can access through its AssetCare platform. The Company estimates it has the capability of serving over 7.3 million commercial buildings and over 34,000 industrial sites in 20 different locales worldwide, with each building or site representing multiple potential connectable assets, workers, or 3D digital twins.

Serviceable commercial buildings include restaurants, mid-size retail (including retail finance sites such as bank branches), and long-term care facilities. In these buildings, the Company connects to assets such as HVAC, lighting, and refrigeration units. Connectable workers include people involved in the day-to-day operation or maintenance of these commercial buildings, including mechanical service workers and facility managers.

Industrial sites include oil and gas, liquefied natural gas, and floating production storage and offloading facilities, as well as wind farms, mining processing plants, and pulp and paper facilities. In these locations, connectable assets include process control systems, heat exchangers, pumps, and gas compressors. Connectable workers include field operators, maintainers, engineers, asset managers, and plant managers. The Company’s experience in delivering digital 3D models from entire multi-billion-dollar assets the size of a FPSO vessel down to asset subcomponents such as wind turbine blades creates large obtainable market opportunities.

Based on the average monthly fee currently generated per connection or 3D digital twin, the Company estimates the current obtainable market opportunity to be approximately $24 billion in recurring revenue per annum including all potential targeted assets, workers, and 3D digital twins that the Company can currently address.

Intangible Properties

mCloud’s success depends in part on its ability to create unique intellectual property that improves the Company’s ability to create and deliver customer value in the principal markets where it does business. The Company relies on the use of intellectual property rights, including patents, copyrights, registered trademarks, and trade secrets in Canada, the United States and the European Union.

The Company retains a portfolio of 15 technology patents in the areas of HVAC energy efficiency, 3D, and asset management, a global customer base in industries including retail, healthcare, heavy industry, oil and gas, nuclear power generation, and renewable energy, and a portfolio of 12 registered trademarks, including marks related to mCloud and AssetCare:

Patent	Patent No. / App. Serial No.	Jurisdiction	Date Issued / Date Filed	Status	Registered Owner
Apparatus and method for detecting faults and providing diagnostics in vapor compression cycle equipment	6,658,373	US Patent	12/2/2003	Live	Field Diagnostic Services, Inc.
Estimating operating parameters of vapor compression cycle equipment	6,701,725	US Patent	3/9/2004	Live	Field Diagnostic Services, Inc.
Estimating evaporator airflow in vapor compression cycle cooling equipment	6,973,793	US Patent	12/13/2005	Live	Field Diagnostic Services, Inc.
Apparatus and method for detecting faults and providing diagnostics in vapor compression cycle equipment	7,079,967	US Patent	7/18/2006	Live	Field Diagnostic Services, Inc.
Method for Determining Evaporator Airflow Verification	8,024,938	US Patent	9/27/2011	Live	Field Diagnostic Services, Inc.
Method and Apparatus for Transforming Polygon Data to Voxel Data for General Purpose Applications	6,867,774	US Patent	3/15/2005	Live	NGRAIN (Canada) Corporation
Method and System for Rendering Voxel Data while Addressing Multiple Voxel Set Interpenetration	7,218,323	US Patent	5/15/2007	Live	NGRAIN (Canada) Corporation
Method and Apparatus for Transforming Point Cloud Data to Volumetric Data	7,317,456	US Patent	1/8/2008	Live	NGRAIN (Canada) Corporation
Method, System and Data Structure for Progressive Loading and Processing of a 3D Dataset	7,965,290	US Patent	6/21/2011	Live	NGRAIN (Canada) Corporation

Method and System for Calculating Visually Improved Edge Voxel Normals when Converting Polygon Data to Voxel Data	8,217,939	US Patent	7/16/2012	Live	NGRAIN (Canada) Corporation
System and Method for Optimal Geometry Configuration Based on Parts Exclusion	9,159,170	US Patent	10/13/2015	Live	NGRAIN (Canada) Corporation
Method and System for Emulating Kinematics	9,342,913	US Patent	5/17/2016	Live	NGRAIN (Canada) Corporation
System, Computer-Readable Medium and Method for 3D Differencing of 3D Voxel Models	9,600,929	US Patent	3/21/2017	Live	NGRAIN (Canada) Corporation
System, Method and Computer-Readable Medium for Organizing and Rendering 3D Voxel Models in a Tree Structure	9,754,405	US Patent	9/10/2015	Live	NGRAIN (Canada) Corporation
Portable apparatus and method for decision support for real time automated multisensor data fusion and analysis

10,346,725

072239.0004 / BR

BR 11 2017 024598 1

072239.0005 / MX

MX/a/2017/014648

072239.0006 / EU

EP16797087.0

072239.0007 / IN

201747045184

072239.0008 / CN

2016800413571

072239.0009 / CA

072239.0010 / ZA

2018/01638

		US Patent National Stage Filings in BR / MX / EU / IN / CN / CA / ZA	7/9/2019	Live	mCloud Corp.

(ii) Trademarks

Trademark	App. Serial No. / Reg. No.	Date Issued / Date Filed	Status	Registered Owner
ACRx	75281276/ 2492872	9/25/2001	Live	Field Diagnostic Services, Inc.
MCLOUD CORP (standard mark)	87327278/ 5333557	14/11/2017	Live	mCloud Corp.
mCloud Corp (design mark)	87327435/ 5333558	14/11/2017	Live	mCloud Corp.
Asset Circle of Care (standard mark)	87327483/ 5333559	14/11/2017	Live	mCloud Corp.
AssetCare (standard mark)	87327512/ 5333560	11/14/2017	Live	mCloud Corp.
3KO	77398780/ 3796217	11/11/2008	Live	NGRAIN (Canada) Corporation
NGRAIN (design mark)	77912373/ 3840652	6/15/2010	Live	NGRAIN (Canada) Corporation
NGRAIN (design mark)	009245101 (EU)	12/27/2010	Live	NGRAIN (Canada) Corporation
PRODUCER	009327412 (EU)	2/3/2011	Live	NGRAIN (Canada) Corporation
NGRAIN (standard mark)	78199527/ 2881383	9/7/2004	Live	NGRAIN (Canada) Corporation
mCloud Connect (standard mark)	5756945	5/21/2019	Live	mCloud Corp.
mCloud (design mark)	88/907693		In Application (Approved)
mCloud (design mark)	88/907606		In Application (Approved)
AssetCare (design mark)	88/907679		In Application (Approved)
PanoMap (standard mark)	88/916707 6,444,185	8/10/2021	Live	mCloud Corp.
Newton Engine (standard mark)	88/907682		In Application (Approved)

Kanepi	40201608870Y / SG	June 1 2016	Live	Kanepi Pte Ltd
	40201608871T / SG	June 1 2016	Live	Kanepi Pte Ltd
SEE YOUR BUSINESS	2024268 / AUS	March 11 2020	Live	Kanepi Pte Ltd
MY LDAR (standard mark)	97264404	February 11, 2020	In Application	mCloud Corp.
	97264407	February 11, 2020	In Application	mCloud Corp.

The Company also uses key domain names, including acrx.com, fdsi.site, fdsi.us, fielddiagnostics.com, fmdiagnosticscoe.com, mysamobile.com, peatanalytics.com, mcloudcorp.com, assetcare.io, assetcare.net, myldar.com, ngrain.com, ngrain.ca, ngrain.net, ngrain.org and i3dimensions.com.

The Company further protects its proprietary source code and algorithms as trade secrets, limiting access to these to employees who have a need to know such information.

Environmental Protection

The Company does not see any financial or operational effects from environmental protection requirements on capital expenditures, profit or loss, and competitive position in this financial year. In the future, the Company may see enhanced demand for AssetCare in businesses who have a mandate to become more energy efficient or demonstrate they have instituted effective methane emission reduction and mitigation programs in response to new government regulations.

Employees

As of the date of this AIF, the Company and its subsidiaries have 216 employees employed in 14 offices in Canada, the United States, Greater China, the Middle East, Southeast Asia, and Australia. As of the year ended December 31, 2020, the Company and its subsidiaries had 227 employees employed in 14 offices in Canada, the United States, Greater China, the Middle East, and Southeast Asia. As of the year ended December 31, 2019, the Company and its subsidiaries had over 216 employees employed in twelve offices in Canada, the United States, Greater China, the Middle East, and Southeast Asia. The fluctuation in the Company’s number of employees is not significant, and none of the Company’s employees belong to any labour unions. Furthermore, all of the Company’s employees are employed on a full-time basis.

Incentive stock options may be granted only to employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code). Stock awards other than incentive stock options (including non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, and other stock awards, collectively “Stock Awards”) may be granted to employees, directors and consultants; provided, however, that Stock Awards may not be granted to employees, directors and consultants who are providing Continuous Service only to any “parent” of the Company, as such term is defined in Rule 405, subject to certain exceptions set out in the Company’s Incentive Stock Option Plan.

Foreign Operations

The Company operates in multiple geographies around the world, including North America (the United States and Canada), Europe (the United Kingdom and continental Europe), Southeast Asia (primarily Greater China), the Middle East (primarily Saudi Arabia), and Australia with most of its business taking place outside of Canada. mCloud is not dependent on business in any one region for its success.

Research and Development

The Company’s customers use its software to monitor their assets and rely on the Company to provide updates and releases as part of its software maintenance and support services. Consequently, while the Company has not implemented a formal research and development policy for the past three years, the Company is and has been (including, but not limited to, the past three years) engaged with a number of research and development initiatives as a part of its ongoing effort to continually update its software and develop new products.

Fixed Assets

On September 27, 2021, the Company executed a 12-year lease for its office in Calgary, Alberta located at 8 Avenue SW, Steven Avenue Place, Calgary, Alberta, Canada. In total, the Company has leased 33,000 square feet of the property, situated on the 3rd and 33rd floor of the building located at the aforementioned address. The lease term commences on December 1, 2022, preceded by a fixturing period which the Company will use to build out the office space to their specifications. The Company is currently in the design and scoping stage, and has not yet finalized its plans for the precise use of the property, and does not yet have any plans to construct, expand, or improve the facilities. No environmental issues have currently been identified that will affect the Company’s utilization of the asset.

Material Effects

Certain government regulations have a material impact on the Company’s business. The Company has implemented certain measures to address and conform to all the frameworks noted below, and others as required, and conducts an annual review to ensure compliance with such frameworks and regulations.

The Company is required to adhere to such frameworks as the EU’s General Data Protection Regulations, the EU’s ePrivacy Regulation, Brazil’s General Data Protection Law, the California Consumer Privacy Act, the California Online Privacy Protection Act, and various other regulations in effect in other U.S. states, which require the Company, among other things, to have a valid privacy policy, block cookies before the user provides consent, allow users to opt-in or opt-out of receiving communications from the Company, show a notice of collection, and keep records of consent and processing. While the Company does not yet do business in Brazil, and has not reached the required number of users in California for the applicable regulations noted above to have effect, the Company has implemented measures to ensure that it remains compliant with these frameworks in advance of such compliance being legally required.

Data security practices are monitored and regulated by the Federal Trade Commission in the U.S., the Office of the Privacy Commissioner in Canada, and the European Data Protection Board of the EU. Canada, in particular, has several privacy law statutes that the Company is required to adhere to, such as the Personal Information Protection and Electronic Documents Act, the Personal Information Protection Act (Alberta), the Personal Information Protection Act (British Columbia), and An Act Respecting the Protection of Personal Information in the Private Sector (Quebec).

Generally speaking, the Company is also required to comply with and respect the competition, consumer protection, and taxation laws, and intellectual property laws and regulations handed down by standard copyright and trademark laws in each of the jurisdictions it operates in. For confidential government contracts that require specific approvals to examine, possess, or transfer intellectual property, the Company is required to adhere to the International Traffic in Arms Regulations in the US, and the Canadian Controlled Goods Program in Canada. Additionally, the Company also follows and adheres to the best practices set out in the various National Institute of Standards and Technology frameworks, the Information Technology Infrastructure Library framework, and the Certified Information Systems Security Professional framework.

RISK FACTORS

AN INVESTMENT IN SECURITIES OF THE COMPANY IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK AND SHOULD ONLY BE MADE BY INVESTORS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

Prior to making an investment decision, investors should consider the investment risks set forth below and those described elsewhere in this AIF, which are in addition to the usual risks associated with an investment in a business at an early stage of development. The directors of mCloud consider the risks set forth below to be the most significant, but do not consider them to be all of the risks associated with an investment in securities of mCloud. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the directors are currently unaware or which they consider not to be material in connection with mCloud’s business actually occur, mCloud’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of mCloud’s securities could decline and investors may lose all or part of their investment.

Factors Influencing Serviceable Obtainable Market.

The Company’s statements regarding serviceable obtainable market reflect the Company’s estimate of the entire market available to the Company and its competitors. The markets for the Company's AssetCare offering are subject to substantial competition and mCloud may not capture as much market share as it currently expects to capture. mCloud has direct competitors in these markets who may have credible advantages over the Company in areas such as financial strength, regional presence, and human resources, which could influence the Company's ability to capture market share. Certain prospective customers in these markets may also have the means to develop and deploy their own solutions. Furthermore, current mCloud customers in these markets may decide not to renew or reduce the scope of their AssetCare subscriptions following the completion of their subscription term based on business need or changes in their strategy. The Company partners with third-parties such as mechanical contractors and engineering service providers to deliver AssetCare, and in the event mCloud captures greater market share, the Company’s ability to successfully deliver to customers depends on either these partnerships or mCloud’s ability to scale its local presence to meet demand. The Company believes that statements about its serviceable obtainable market are reasonable. However, there is no guarantee that mCloud will be able to capture or service any portion of the market, which could adversely affect mCloud’s business and financial results.

Force Majeure Events - COVID-19.

Major health issues and pandemics, such as COVID-19, may adversely affect trade, global and local economies, and the trading prices of the Shares. Outbreaks may affect the supply chain of the Company and may restrict the level of economic activity in affected areas, which may adversely affect the price and demand for the Company's products and services, as well as the Company’s ability to collect outstanding receivables from its customers. It is possible that the Company may be required to temporarily close one or more of its offices and suspend its operations. Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, the extent to which the coronavirus will impact the Company’s financial results and operations is uncertain. It is possible, however, that the Company’s business operations and financial performance in 2022 and beyond may be materially adversely affected by COVID-19.

Going Concern Assumption.

The financial statements of mCloud have been prepared in accordance with IFRS on a going concern basis, which presumes that mCloud will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. mCloud's continuation as a "going concern" is uncertain and is dependent upon, amongst other things, attaining a satisfactory revenue level, the support of its customers, its ability to continue profitable operations, the generation of cash from operations, and its ability to obtain financing arrangements and capital in the future. These material uncertainties represent risk to mCloud’s ability to continue as a going concern and realize its assets and pay its liabilities as they become due. If the "going concern" assumption was not appropriate for the financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

mCloud may be unable to identify and complete suitable platform acquisitions and acquisitions in its existing vertical markets.

mCloud cannot be certain that it will be able to identify suitable new acquisition candidates that are available for purchase at reasonable prices. Even if mCloud is able to identify such candidates, it may be unable to consummate an acquisition on suitable terms. When evaluating an acquisition opportunity, mCloud cannot assure investors that it will correctly identify the risks and costs inherent in the business that it is acquiring. If mCloud is to proceed with one or more significant future acquisitions in which the consideration consists of cash, a substantial portion of its available cash resources may be used, or it may have to seek additional financing to complete such acquisitions.

Potential acquisitions could be difficult to consummate and integrate into mCloud’s operations, and they and investment transactions could disrupt mCloud’s business, dilute stockholder value or impair mCloud’s financial results.

As part of mCloud’s business strategy, it may continue, from time to time, to seek to grow its business through acquisitions of or investments in new or complementary businesses, technologies or products that it believes can improve its ability to compete in its existing customer markets or allow it to enter new markets. The potential risks associated with acquisitions and investment transactions include, but are not limited to:

•	failure to realize anticipated returns on investment, cost savings and synergies;
•	difficulty in assimilating the operations, policies, and personnel of the acquired company;
•	unanticipated costs associated with acquisitions;
•	challenges in combining product offerings and entering into new markets in which we may not have experience;
•	distraction of management’s attention from normal business operations;
•	potential loss of key employees of the acquired company;

•	difficulty implementing effective internal controls over financial reporting and disclosure controls and procedures;
•	impairment of relationships with customers or suppliers;
•	possibility of incurring impairment losses related to goodwill and intangible assets; and
•	other issues not discovered in due diligence, which may include product quality issues or legal or other contingencies.

Acquisitions and/or investments may also result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, the expenditure of available cash, and amortization expenses or write-downs related to intangible assets such as goodwill, any of which could have a material adverse effect on mCloud’s operating results or financial condition. Investments in immature businesses with unproven track records and technologies have an especially high degree of risk, with the possibility that mCloud may lose its entire investment or incur unexpected liabilities. mCloud may experience risks relating to the challenges and costs of closing a business combination or investment transaction and the risk that an announced business combination or investment transaction may not close. There can be no assurance that mCloud will be successful in making additional acquisitions in the future or in integrating or executing on its business plan for existing or future acquisitions.

mCloud may acquire contingent liabilities through acquisitions that could adversely affect mCloud’s operating results.

mCloud may acquire contingent liabilities in connection with acquisitions it has completed, which may be material. Although management uses its best efforts to estimate the risks associated with these contingent liabilities and the likelihood that they will materialize, their estimates could differ materially from the liabilities actually incurred.

Acquisitions, investments, joint ventures, and other business initiatives may negatively affect mCloud’s operating results.

The growth of mCloud through the successful acquisition and integration of complementary businesses is a critical component of its corporate strategy. mCloud continually evaluates acquisition opportunities within its respective marketplace and may be in various stages of discussions with respect to such opportunities. mCloud plans to continue to pursue acquisitions that complement its existing business, represent a strong strategic fit, and are consistent with its overall growth strategy and disciplined financial management. mCloud may also target future acquisitions to expand or add functionality and capabilities to its existing portfolio of solutions, as well as add new solutions to its portfolio. mCloud may also consider opportunities to engage in joint ventures or other business collaborations with third parties to address market segments. These activities create risks such as: (i) the need to integrate and manage the businesses and products acquired with mCloud’s own business and products; (ii) additional demands on its resources, systems, procedures and controls; (iii) disruption of its ongoing business; and (iv) diversion of management’s attention from other business concerns. Moreover, these transactions could involve: (a) substantial investment of funds or financings by issuance of debt or equity or equity-related securities; (b) substantial investment with respect to technology transfers and operational integration; and (c) the acquisition or disposition of product lines or businesses.

Also, such activities could result in charges and expenses and have the potential to either dilute the interests of existing shareholders or result in the issuance or assumption of debt. This could have a negative impact on the credit ratings of mCloud’s outstanding debt securities.

Such acquisitions, investments, joint ventures, or other business collaborations may involve significant commitments of financial and other resources of mCloud. Any such activity may not be successful in generating revenues, income, or other returns to mCloud, and the resources committed to such activities will not be available to it for other purposes. Moreover, if mCloud is unable to access capital markets on acceptable terms or at all, it may not be able to consummate a specific acquisition, or a series of acquisitions. Alternatively, mCloud may have to complete a transaction on the basis of a less than optimal capital structure. mCloud’s potential inability (i) to take advantage of growth opportunities for its business or for its products and services, or (ii) to address risks associated with acquisitions or investments in businesses, may negatively affect its operating results. Additionally, any impairment of goodwill or other intangible assets acquired in an acquisition or in an investment, or charges associated with any acquisition or investment activity, may materially impact mCloud’s results of operations which, in turn, may have an adverse material effect on the market price of Shares or credit ratings of its outstanding debt securities.

The loss of one or more of mCloud’s key personnel, or its failure to attract and retain other highly qualified personnel in the future, could harm its business.

mCloud currently depends on the continued services and performance of its key personnel, including its executive officers. The loss of key personnel could disrupt mCloud’s operations and have an adverse effect on its business and financial results.

As mCloud continues to grow, it cannot guarantee that it will continue to attract the personnel it needs to maintain its competitive position. As mCloud scales, the total cash and equity compensation structure necessary to retain and attract key personnel may have to change to be in line with market rates for the verticals in which mCloud competes. If mCloud fails in attracting, hiring, and integrating key personnel with industry-specific experience, or retaining and motivating existing personnel, it may be unable to grow effectively.

mCloud cannot be certain that additional financing will be available on reasonable terms when required, or at all.

From time to time, mCloud may need additional financing, including to fund potential acquisitions. Its ability to obtain additional financing, if and when required, will depend on investor demand, mCloud’s operating performance, the condition of the capital markets, and other factors. To the extent mCloud draws on its credit facilities, if any, to fund certain obligations, it may need to raise additional funds, and mCloud cannot provide assurance that additional financing will be available to it on favorable terms when required, or at all. If mCloud raises additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences, or privileges senior to the rights of mCloud’s Shares, and existing shareholders may experience dilution.

mCloud may not be able to protect its intellectual property rights, which could make it less competitive and cause it to lose market share.

mCloud’s software is proprietary. mCloud’s strategy is to rely on a combination of copyright, patent, trademark and trade secret laws in the United States, Canada, and other jurisdictions, and to rely on license and confidentiality agreements and software security measures to further protect its proprietary technology and brand. mCloud has obtained or applied for patent protection with respect to some of its intellectual property, but generally does not rely on patents as a principal means of protecting its intellectual property. mCloud has registered or applied to register some of its trademarks in the United States and in selected other countries. mCloud generally enters into non-disclosure agreements with its employees and customers, and historically has restricted third-party access to its software and source code, which it regards as proprietary information.

The steps mCloud has taken to protect its proprietary rights may not be adequate to avoid the misappropriation of its technology or independent development by others of technologies that may be considered a competitor. mCloud’s intellectual property rights may expire or be challenged, invalidated, or infringed upon by third parties or it may be unable to maintain, renew or enter into new licenses on commercially reasonable terms. Any misappropriation of mCloud’s technology or development of competitive technologies could harm its business and could diminish or cause it to lose the competitive advantages associated with its proprietary technology and could subject it to substantial costs in protecting and enforcing its intellectual property rights, and/or temporarily or permanently disrupt its sales and marketing of the affected products or services. The laws of some countries in which mCloud’s products are licensed do not protect its intellectual property rights to the same extent as the laws of the United States. Moreover, in some non-U.S. countries, laws affecting intellectual property rights are uncertain in their application, which can affect the scope of enforceability of mCloud’s intellectual property rights.

mCloud’s software research and development initiatives and its customer relationships could be compromised if the security of its information technology is breached as a result of a cyberattack. This could have a material adverse effect on mCloud’s business, operating results, and financial condition, and could harm its competitive position.

mCloud devotes significant resources to continually updating its software and developing new products, and its financial performance is dependent in part upon its ability to bring new products and services to market. mCloud’s customers use its software to monitor their assets and rely on mCloud to provide updates and releases as part of its software maintenance and support services. The security of mCloud’s information technology environment is therefore important to its research and development initiatives, and an important consideration in its customers’ purchasing decisions. If the security of mCloud’s systems is impaired, its development initiatives might be disrupted, and it might be unable to provide service. mCloud’s customer relationships might deteriorate, its reputation in the industry could be harmed, and it could be subject to liability claims. This could reduce mCloud’s revenues, and expose it to significant costs to detect, correct and avoid any breach of security and to defend any claims against it.

The loss of mCloud’s rights to use technology currently licensed by third parties could increase operating expenses by forcing mCloud to seek alternative technology and adversely affect mCloud’s ability to compete.

mCloud occasionally licenses technology, including software and related intellectual property, from third parties for use in its products and may be required to license additional intellectual property. There are no assurances that mCloud will be able to maintain its third-party licenses or obtain new licenses when required on commercially reasonable terms, or at all.

Information technology systems.

mCloud’s operations depend in part upon IT systems. mCloud’s IT systems are subject to disruption, damage, or failure from many sources, including computer viruses, security breaches, natural disasters, power loss, and defects in design. To date, mCloud has not experienced any material losses relating to IT system disruptions, damage, or failure, but there are no assurances that it will not incur such losses in the future. Any of these and other events could result in IT systems failures, operational delays, production downtimes, destruction or corruption of data, security breaches, or other manipulation or improper use of mCloud’s systems and networks.

mCloud’s products are highly technical, and if they contain undetected errors mCloud’s business and financial results could be adversely affected.

mCloud’s products are highly technical and complex. mCloud’s products may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in mCloud’s products may only be discovered after they have been released. Any errors, bugs, or vulnerabilities discovered in mCloud’s products after release could result in damage to mCloud’s reputation, loss of users, loss of revenue, or liability for damages, any of which could adversely affect mCloud’s business and financial results.

If mCloud’s products are unable to work with devices, platforms, or interfaces to deliver targeted user experiences, this could adversely affect mCloud’s business and financial results.

mCloud is dependent on the interoperability of AssetCare with popular cloud systems that it does not control, such as Google. Any changes in such systems that degrade the functionality of mCloud’s products or give preferential treatment to competitive products could adversely affect mCloud’s business and financial results.

Reliance on third party networks.

mCloud is dependent on third party mobile networks such as those provided by major telecommunications companies to provide services. These third-party networks are controlled by third parties and are subject to compromise or failure. Extended disruptions of such networks could adversely affect mCloud’s business and financial results.

If mCloud is not able to maintain and enhance the AssetCare brand, or if events occur that damage the AssetCare reputation and brand, mCloud’s ability to expand its base of users may be impaired, which could adversely affect mCloud’s business and financial results.

mCloud believes that the AssetCare brand will significantly contribute to the success of its business. mCloud also believes that maintaining and enhancing its own brands, the AssetCare brand, is critical to expanding its base of users. Many of its new users are referred by existing users, and therefore mCloud strives to ensure that users remain favorably inclined towards AssetCare. Maintaining and enhancing the AssetCare brand will depend largely on mCloud’s ability to continue to provide useful, reliable, trustworthy, and innovative products, which it may not do successfully. mCloud may introduce new products or terms of service that users do not like, which could adversely affect mCloud’s business and financial results.

If mCloud fails to increase market awareness of AssetCare and expand sales and marketing operations, mCloud’s business and financial results could be adversely affected.

mCloud believes that the AssetCare brand will continue to significantly contribute to the success of its business. mCloud intends to spend significant resources on increasing the market awareness of the AssetCare brand and expanding its sales and marketing operations. There is no guarantee that mCloud will be successful in its efforts to increase market awareness. Failure to increase market awareness of the AssetCare brand or the failure of customers to adopt the AssetCare brand could adversely affect mCloud’s business and financial results.

If mCloud does not continue to develop technologically advanced products that successfully integrate with the software products and enhancements used by its customers, future revenues and its operating results may be negatively affected.

mCloud’s success depends upon its ability to design, develop, test, market, license and support new software products, services, and enhancements of current products and services on a timely basis in response to both competitive threats and marketplace demands. The software industry is increasingly focused on cloud computing, mobility, social media, and SaaS among other continually evolving shifts. In addition, mCloud’s software products, services, and enhancements must remain compatible with standard platforms and file formats. Often, mCloud must integrate software licensed or acquired from third parties with its proprietary software to create or improve its products. If mCloud is unable to achieve a successful integration with third party software, it may not be successful in developing and marketing its new software products, services, and enhancements. If mCloud is unable to successfully integrate third party software to develop new software products, services, and enhancements to existing software products and services, or to complete the development of new software products and services which it licenses or acquires from third parties, its operating results will materially suffer. In addition, if the integrated or new products or enhancements do not achieve acceptance by the marketplace, mCloud’s operating results will materially suffer. Moreover, if new industry standards emerge that mCloud does not anticipate or adapt to, or with rapid technological change occurring, if alternatives to its services and solutions are developed by its competitors, its software products and services could be rendered obsolete, causing it to lose market share and, as a result, harm its business and operating results and its ability to compete in the marketplace.

mCloud’s new products and changes to existing products could fail to attract or retain users or generate revenue.

mCloud’s ability to retain, increase, and engage its user base and to increase its revenue will depend heavily on mCloud’s ability to create or acquire successful new products, both independently and in conjunction with software and platform developers or other third parties.

mCloud may introduce significant changes to its existing products or develop and introduce new and unproven products, including using technologies with which it has little or no prior development or operating experience. If new or enhanced products fail to engage users, mCloud may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify certain investments, and the business may be adversely affected. In the future, mCloud may invest in new products and initiatives to generate revenue. There is no guarantee these approaches will be successful. If mCloud is not successful with new approaches to monetization, it may not be able to maintain or grow its revenue as anticipated or recover any associated development costs, which could adversely affect mCloud’s business and financial results.

mCloud may be unable to meet its ESG-related targets and objectives.

As ESG forms a significant part of mCloud’s overall value proposition, mCloud may, especially in its public disclosure, voluntary or otherwise, set certain targets and goals with respect to its own ESG performance and its efforts to help existing and future users meet their ESG-related goals. Investors may choose to invest in mCloud in partial or total reliance on these ESG targets and goals. In spite of mCloud’s commitment and allocation of resources accordingly, there is no guarantee that such goals will be met.

mCloud may incur liability as a result of information retrieved from or transmitted over or through mCloud products or network.

mCloud may face claims relating to information that is retrieved from or transmitted over the Internet or through mCloud and claims related to mCloud’s products. In particular, the nature of mCloud’s business exposes it to claims related to intellectual property rights, rights of privacy, and personal injury torts.

Changes in worldwide capital spending and continued economic growth may have a material adverse effect on mCloud.

One factor that significantly affects mCloud’s financial results is the impact of economic conditions on the willingness of mCloud’s current and potential customers to make capital investments. Changes in economic growth or the global economy could lead customers to be cautious about capital spending, which places additional pressure on departments to demonstrate acceptable return on investment. Uncertain worldwide economic and political environments, and uncertain policy directives, would make it difficult for mCloud, its customers and suppliers to accurately predict future product demand, which could result in an inability to satisfy demand for mCloud’s products and a loss of market share. mCloud’s revenues may decline in such circumstances and profit margins could be eroded, or mCloud could incur significant losses.

Moreover, economic conditions worldwide may contribute to slowdowns in the markets in which mCloud operates, resulting in reduced demand for mCloud’s solutions as a result of customers choosing to refrain from capital investments.

Turmoil in the geopolitical environment in many parts of the world, including terrorist activities and military actions, as well as political and economic issues in many regions, may put pressure on global economic conditions. mCloud’s business and financial results and its ability to expand into other international markets may also be affected by changing economic conditions particularly germane to that sector or to particular customer markets within that sector.

mCloud is exposed to fluctuations in currency exchange rates that could negatively impact mCloud’s business and financial result.

Because a portion of mCloud’s business is conducted outside of North America, mCloud faces exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve, which could adversely affect mCloud’s business and financial results.

Any changes to existing accounting pronouncements or taxation rules or practices may affect how mCloud conducts business.

New accounting pronouncements, taxation rules and varying interpretations of accounting pronouncements or taxation rules have occurred in the past and may occur in the future. The change to existing rules, future changes, if any, or the need for mCloud to modify a current tax position may adversely affect the way mCloud conducts business.

mCloud’s business is subject to complex and evolving domestic and foreign laws and regulations. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to mCloud’s business practices, increased cost of operations, or declines in user growth or engagement, or otherwise harm mCloud’s business.

mCloud is subject to a variety of laws and regulations in the United States and abroad that involve matters central to its business, including user privacy, data protection, intellectual property, distribution, contracts and other communications, competition, consumer protection, and taxation. Foreign laws and regulations are often more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which mCloud operates. Existing and proposed laws and regulations may be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase mCloud’s operating costs, require significant management time and attention, and subject mCloud to claims or other remedies, including fines or demands that mCloud modify or cease existing business practices.

mCloud’s business is highly competitive. Competition presents an ongoing threat to the success of its business. If mCloud fails to compete successfully against industry peers, mCloud’s ability to increase revenues and achieve profitability will be impaired.

In North American and international markets, mCloud faces competition from various types of technology and remote asset management businesses. mCloud directly competes with global asset care management companies, including: IBM Corporation, AT&T Intellectual Property, Hitachi, Ltd., Verizon Communications, Inc., PTC Inc., SAP GE, Rockwell Automation, Inc., Schneider Electric SE, Infosys Limited, Honeywell International Inc., Siemens AG, and General Electric Company, among others.

As mCloud introduces new products and as its existing products evolve, or as other companies introduce new products and services, mCloud may become subject to additional competition.

Some of mCloud’s current and potential competitors have significantly greater resources and hold advantageous competitive positions in certain market segments than mCloud currently holds. These factors may allow mCloud’s competitors to respond more effectively than mCloud to new or emerging technologies and changes in market requirements. mCloud’s competitors may develop products that are similar to mCloud’s or that achieve greater market acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. Certain competitors could use strong or dominant positions in one or more markets to gain a competitive advantage against mCloud. As a result, mCloud’s competitors may acquire and engage users of mCloud’s current products at the expense of the growth or engagement of its user base, which could adversely affect mCloud’s business and financial results.

mCloud believes that its ability to compete effectively depends upon many factors both within and beyond mCloud’s control, including:

•	the usefulness, ease of use, performance, and reliability of mCloud’s products compared to its competitors;
•	the size and composition of mCloud’s user base;
•	the engagement of mCloud’s users with its products;
•	the timing and market acceptance of mCloud’s products, including developments and enhancements, or similar improvements by its competitors;
•	mCloud’s ability to monetize its products, including its ability to successfully monetize AssetCare;
•	customer service and support efforts;
•	marketing and selling efforts;
•	mCloud’s financial condition and results of operations;
•	changes mandated by legislation, regulatory authorities, or litigation, including settlements and consent decrees, some of which may have a disproportionate effect on mCloud;
•	acquisitions or consolidation within mCloud’s industry, which may result in more formidable competitors;
•	mCloud’s ability to attract, retain, and motivate talented employees, particularly computer engineers;
•	mCloud’s ability to cost-effectively manage and grow its operations; and
•	the mCloud reputation and brand strength relative to competitors.

If mCloud is not able to effectively compete, its user base and level of user engagement may decrease, which could adversely affect mCloud’s business and financial results.

mCloud’s compensation structure may hinder its efforts to attract and retain vital employees.

A portion of mCloud’s total compensation program for its executive officers and key personnel includes the award of options or restricted stock units to buy Shares. If the market price of the Shares performs poorly, such performance may adversely affect mCloud’s ability to retain or attract critical personnel. In addition, any changes made to mCloud’s equity incentive award policies, or to any other of its compensation practices, which are made necessary by governmental regulations or competitive pressures, could adversely affect its ability to retain and motivate existing personnel and recruit new personnel. For example, any limit to total compensation which may be prescribed by the government or applicable regulatory authorities or any significant increases in personal income tax levels levied in countries where mCloud has a significant operational presence may hurt its ability to attract or retain its executive officers or other employees whose efforts are vital to its success. Additionally, payments under mCloud’s long-term incentive plan are dependent to a significant extent upon the future performance of mCloud both in absolute terms and in comparison, to similarly situated companies. Any failure to achieve the targets set under mCloud’s long-term incentive plan could significantly reduce or eliminate payments made under this plan, which may, in turn, materially and adversely affect its ability to retain the key personnel who are subject to this plan.

The requirements of being a public company may strain mCloud’s resources, divert management’s attention and affect its ability to attract and retain executive management and qualified board members.

As a reporting issuer, mCloud is subject to the reporting requirements of applicable securities legislation of the jurisdiction in which it is a reporting issuer, the listing requirements of the TSXV and other applicable securities rules and regulations. Compliance with these rules and regulations will increase mCloud’s legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on its systems and resources. Applicable securities laws will require mCloud to, among other things, file certain annual and quarterly reports with respect to its business and results of operations. In addition, applicable securities laws require mCloud to, among other things, maintain effective disclosure controls and procedures and internal control over financial reporting.

In order to maintain and, if required, improve its disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight are required. Specifically, due to the increasing complexity of its transactions, it is anticipated that mCloud will improve its disclosure controls and procedures and internal control over financial reporting primarily through the continued development and implementation of formal policies, improved processes and documentation procedures, as well as the continued sourcing of additional finance resources. As a result, management’s attention may be diverted from other business concerns, which could harm mCloud’s business and results of operations. To comply with these requirements, mCloud may need to hire more employees in the future or engage outside consultants, which will increase its costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. mCloud intends to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If its efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against mCloud, which could adversely affect mCloud’s business and financial results.

As a public company subject to these rules and regulations, mCloud may find it more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for mCloud to attract and retain qualified members of its Board, particularly to serve on its Audit Committee and Compensation Committee, and qualified executive officers.

As a result of disclosure of information in filings required of a public company, mCloud’s business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, mCloud’s business and results of operations could be harmed, and even if the claims do not result in litigation or are resolved in its favor, these claims, and the time and resources necessary to resolve them, could divert the resources of mCloud’s management and harm its business and results of operations.

The price of the securities of mCloud may fluctuate significantly, which may make it difficult for holders of securities of mCloud to sell its securities at a time or price they find attractive.

mCloud’s stock price may fluctuate significantly as a result of a variety of factors, many of which are beyond its control. In addition to those described under "Forward-Looking Statements", these factors include:

•	actual or anticipated quarterly fluctuations in its financial results and financial condition;
•	changes in financial estimates or publication of research reports and recommendations by financial analysts with respect to it or other financial institutions;
•	reports in the press or investment community generally or relating to mCloud’s reputation or the industry in which it operates;
•	strategic actions by mCloud or its competitors, such as acquisitions, restructurings, dispositions, or financings;
•	fluctuations in the stock price and financial results of mCloud’s competitors;
•	future sales of mCloud’s equity or equity-related securities;
•	proposed or adopted regulatory changes or developments;
•	domestic and international economic factors unrelated to mCloud’s performance; and
•	general market conditions and, in particular, developments related to market conditions for the remote asset management industry.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect mCloud’s stock price, notwithstanding mCloud’s financial results. mCloud expects that the market price of the Shares will fluctuate and there can be no assurances about the levels of the market prices for such Shares.

mCloud does not know whether an active, liquid and orderly trading market will develop for the securities of mCloud or what the market price of the securities of mCloud will be, and as a result it may be difficult for investors to sell its securities of mCloud.

An active trading market for securities of mCloud may not be sustained. The lack of an active market may impair an investor’s ability to sell its securities of mCloud at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair market value of an investor’s securities of mCloud. Further, an inactive market may also impair mCloud’s ability to raise capital by selling securities of mCloud and may impair its ability to enter into collaborations or acquire companies or products by using securities of mCloud as consideration. The market price of securities of mCloud may be volatile, and an investor could lose all or part of their investment.

mCloud does not intend to pay dividends on the Shares for the foreseeable future.

mCloud currently does not plan to declare dividends on the Shares in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of the Board. Consequently, an investor’s only opportunity to achieve a return on the investment in mCloud will be if the market price of Shares appreciates and the investor sells shares at a profit. There is no guarantee that the trading price of mCloud’s Shares in the market will ever exceed the price that an investor paid.

If research analysts do not publish research about mCloud’s business or if they issue unfavorable commentary or downgrade mCloud’s Shares, mCloud’s stock price and trading volume could decline.

The trading market for the securities of mCloud may depend in part on the research and reports that research and investment analysts publish about mCloud and its business. If mCloud does not maintain adequate research coverage, or if one or more analysts who covers mCloud downgrades its stock, or publishes inaccurate or unfavorable research about mCloud’s business, the price of mCloud’s Shares could decline. If one or more of the research analysts ceases to cover mCloud or fails to publish reports on it regularly, demand for securities of mCloud could decrease, which could cause mCloud’s stock price or trading volume to decline.

The market price of mCloud’s Shares may decline due to the large number of outstanding Shares eligible for future sale.

Sales of substantial amounts of Shares in the public market, or the perception that these sales could occur, could cause the market price of Shares to decline. These sales could also make it more difficult for mCloud to sell equity or equity-related securities in the future at a time and price that it deems appropriate.

Certain Shares, such as those Shares subject to lock-up agreements, will have restrictions on trading.

mCloud may also issue Shares or securities convertible into Shares from time to time in connection with a financing, acquisition or otherwise. Any such issuance could result in substantial dilution to existing holders of Shares and cause the trading price of mCloud’s securities to decline.

mCloud may issue additional equity securities or engage in other transactions that could dilute its book value or affect the priority of Shares, which may adversely affect the market price of Shares.

The Board may determine from time to time that it needs to raise additional capital by issuing additional Shares or other securities in connection with its business and strategic plans, particularly with respect to its growing operations. Except as otherwise described in this AIF, mCloud will not be restricted from issuing additional Shares, including securities that are convertible into or exchangeable for, or that represent the right to receive, Shares. Because mCloud’s decision to issue securities in any future offering will depend on market conditions and other factors beyond mCloud’s control, it cannot predict or estimate the amount, timing, or nature of any future offerings, or the prices at which such offerings may be affected. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms, if at all. Additional equity offerings may dilute the holdings of its existing shareholders thereby reducing the value of their investments, or reduce the market price of its common stock, or both. Holders of Shares are not entitled to pre-emptive rights or other protections against dilution. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, mCloud’s then-current holders of Shares. Additionally, if mCloud raises additional capital by making offerings of debt or preference shares, upon liquidation of mCloud, holders of its debt securities and preference shares, and lenders with respect to other borrowings, may receive distributions of its available assets before the holders of Shares.

mCloud is a holding company.

mCloud is a holding company and may have no material non-financial assets other than its direct ownership of its subsidiaries. mCloud will have no independent means of generating revenue. To the extent that mCloud needs funds beyond its own financial resources to pay liabilities or to fund operations, and its subsidiaries are restricted from making distributions to it under applicable laws or regulations or agreements, or do not have sufficient earnings to make these distributions, mCloud may have to borrow or otherwise raise funds sufficient to meet these obligations and operate its business and, thus, its liquidity and financial condition could be materially adversely affected.

The market price of Shares may be subject to wide price fluctuations.

The market price of Shares may be subject to wide fluctuations in response to many factors, including variations in the financial results of mCloud and its subsidiaries, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for mCloud and its subsidiaries, general economic conditions, legislative changes, and other events and factors outside of mCloud’s control. In addition, stock markets have from time-to-time experienced extreme price and volume fluctuations, including general economic and political conditions, which could adversely affect the market price for Shares.

mCloud may suffer reduced profitability if it loses foreign private issuer status in the United States.

If, as of the last business day of mCloud’s second fiscal quarter for any year, more than 50% of mCloud’s outstanding voting securities (as defined in the United States Securities Act of 1933) are directly or indirectly held of record by residents of the United States, mCloud will no longer meet the definition of a "Foreign Private Issuer" under the rules of the U.S. Securities and Exchange Commission. If mCloud fails to qualify for Foreign Private Issuer status, it will remain unqualified unless it meets the test as of the last business day of its second fiscal quarter. This change in status could have a significant effect on the Company as it would significantly complicate the raising of capital through the offer and sales of securities and reporting requirements, resulting in increased audit, legal and administration costs. The ability of mCloud to be profitable could be significantly affected.

Asset Location and Legal Proceedings.

mCloud has assets located outside of Canada, and therefore it may be difficult to enforce judgments obtained by mCloud in foreign jurisdictions by Canadian courts. Similarly, to the extent that mCloud’s assets are located outside of Canada, investors may have difficulty collecting from mCloud any judgments obtained in Canadian courts and predicated on the civil liability provisions of applicable securities legislation. Furthermore, mCloud may be subject to legal proceedings and judgments in foreign jurisdictions.

mCloud is exposed to credit risk.

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Credit risk is limited to the following instruments and mCloud’s maximum exposure to credit risk is the carrying value of the financial assets.

mCloud is mainly exposed to credit risk from credit sales. Management monitors the creditworthiness of its customers by performing background checks on all new customers. Further, management monitors the frequency of payments from ongoing customers and performs frequent reviews of outstanding balances. mCloud considers that there has been a significant increase in credit risk when contractual payments are more than 90 days past due.

Provisions for outstanding balances are established based on forward-looking information and revised when there are changes in circumstances that would create doubt over the receipt of funds. Such reviews are conducted on a continued basis through the monitoring of outstanding balances as well as the frequency of payments received. Accounts receivable are completely written off once management determines the probability of collection to be remote.

Trade and other receivables, unbilled revenue and long-term receivables are from individual customers and are not assessed based on external credit rating agencies. mCloud uses a provision matrix to measure the lifetime expected credit loss of these balances. Receivables are grouped based on similar credit risk profiles and days past due. Loss rates are based on actual credit loss experience and reflect the forward-looking conditions over the expected life of the receivable.

mCloud is exposed to interest rate risk.

Interest rate risk is the risk that the fair value or future cash flows of mCloud’s financial instruments will fluctuate because of changes in market interest rates. mCloud is exposed to interest rate risk on its credit facility and factoring facility with Nations Interbanc as these instruments have variable rates. Management does not believe interest rate risk is currently material to its business.

If the Company fails to maintain compliance with NASDAQ Listing Rules, the Company may be delisted from the NASDAQ Capital Market, which would result in a limited public market for trading the Company’sr shares and make obtaining future debt or equity financing more difficult for the Companys.

The issued and outstanding Shares of the Company are listed and posted for trading on the TSXV and on the NASDAQ under the symbol “MCLD”. However, there is no assurance that we will be able to continue to maintain our compliance with the NASDAQ continued listing requirements. If we fail to do so, our Shares may lose their status on NASDAQ Capital Market and they would likely be traded on the over-the-counter markets, including the Pink Sheets market. As a result, selling the Shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event the Shares are delisted, broker dealers would bear certain regulatory burdens which may discourage broker dealers from effecting transactions in the Shares and further limit the liquidity of the Shares. These factors could result in lower prices and larger spreads in the bid and ask prices for the Shares. Such delisting from NASDAQ and continued or further declines in the share price of the Shares could also greatly impair our ability to raise additional necessary capital through equity or debt financing and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

If the Company was delisted from NASDAQ, ite may become subject to the trading complications experienced by “Penny Stocks” in the over-the-counter market.

Delisting from NASDAQ may cause the Shares of the Company to become subject to the SEC’s “penny stock” rules. The SEC generally defines a penny stock as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. One such exemption is to be listed on NASDAQ. Therefore, if we were to be delisted from NASDAQ, the Shares of the Company could become subject to the SEC’s “penny stock” rules. These rules require, among other things, that any broker engaging in a purchase or sale of our securities provide its customers with: (i) a risk disclosure document, (ii) disclosure of market quotations, if any, (iii) disclosure of the compensation of the broker and its salespersons in the transaction, and (iv) monthly account statements showing the market values of our securities held in the customer’s accounts. A broker would be required to provide the bid and offer quotations and compensation information before effecting the transaction. This information must be contained on the customer’s confirmation. Generally, brokers are less willing to effect transactions in penny stocks due to these additional delivery requirements. These requirements may make it more difficult for shareholders to purchase or sell the Shares of the Company. Since the broker, not us, prepares this information, we would not be able to assure that such information is accurate, complete or current.

DIVIDENDS

As of the date of this AIF, the Company has not declared dividends since inception and has no current intention to declare dividends on its Shares in the foreseeable future. Any decision to pay dividends on its Shares in the future will be at the discretion of the Board and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Shares

The authorized capital of the Company consists of an unlimited number of Shares. As of the March 30, 2022, there were 16,150,100 Shares outstanding. The holders of Shares are entitled to one vote per Share at all meetings of the shareholders of the Company either in person or by proxy. The holders of Shares are also entitled to dividends, if and when declared by the directors of the Company, and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

All Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other disposition of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The Shares are not subject to any call or assessment rights, any pre-emptive rights, any conversion or any exchange rights. The Shares are not subject to any redemption, retraction, purchase for cancellation, surrender, sinking or purchase fund provisions. Additionally, the Shares are not subject to any provisions permitting or restricting the issuance of additional securities and any other material restrictions or any provisions requiring a securityholder to contribute additional capital to the Company.

Subject to the BCBCA, the Company may by special resolution make alterations to the authorized Share structure and special rights or restrictions to change the rights of the shareholders. The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

Warrants, Broker Warrants, Finder Warrants and Compensation Stock Options

As of March 30, 2022, the Company has an aggregate of 8,665,415 Warrants, Broker Warrants, Finder Warrants and Compensation Stock Options issued as compensation in connection with various equity financings completed by the Company. Each outstanding Broker Warrant, Finder Warrant and Compensation Stock Option is exercisable for one Share of the Company.

Equity Incentive Plan Grants

Pursuant to the Company’s Equity Incentive Plan, the Company currently has: (a) 910,389 incentive stock options outstanding, entitling the holders thereof to purchase an equal number of Shares; and (b) 229,143 restricted stock unit awards outstanding, entitling the holders thereof to acquire an equal number of 229,143 Shares upon satisfaction of specified time-vesting conditions being met.

2019 Convertible Debentures

The Company currently has $23,507,500 principal amount of 2019 Convertible Debentures outstanding. The following is a brief summary of the key attributes and characteristics of the 2019 Convertible Debentures.

Interest

The 2019 Convertible Debentures bear interest at a rate of 10% per annum from the date of issue, calculated quarterly and in arrears payable on the last day of August, November, February, and May of each year.

Subordination

The 2019 Convertible Debentures are subordinated to all existing and future secured indebtedness (if any) of the Company.

Conversion Rights

The 2019 Convertible Debentures are convertible at the option of the holder, at any time prior to the close of business on the last business day immediately preceding the maturity date, into that number of Shares computed on the basis of the principal amount of the Convertible Debenture divided by the then applicable conversion price thereof.

The Company may force the conversion of the principal amount of the then outstanding 2019 Convertible Debentures at the conversion price on not less than 21 days’ notice should the daily volume weighted average trading price of the Company’s Shares meet certain thresholds for any 30 consecutive trading days on the TSXV.

2021 Convertible Debentures

The Company currently has $75,000 principal amount of 2021 Convertible Debentures outstanding. The following is a brief summary of the key attributes and characteristics of the 2021 Convertible Debentures.

Interest

The 2021 Convertible Debentures bear interest at a rate of 8% per annum from the applicable interest accrual date, calculated quarterly and in arrears payable on the last day of March, June, September and December of each year. The Company has the option to pay the interest in the form of Shares calculated as the accrued interest divided by the lower of: i) the volume weighted average trading price of the Shares on the TSXV (or such other stock exchange on which the Shares may trade) for the seven trading days preceding the date of the public announcement by the Company announcing the payment of interest in the form of Shares; and ii) the closing price of the Shares on the TSXV (or such other stock exchange on which the Shares may trade) on the date of the public announcement by the Company announcing the payment of interest in the form of Shares.

Subordination

The 2021 Convertible Debentures are subordinated to all existing and future secured indebtedness (if any) of the Company.

Conversion Rights

The 2021 Convertible Debentures are convertible at the option of the holder, at any time prior to the close of business on the last business day immediately preceding the applicable 2021 Debenture Maturity Date, into that number of Shares computed on the basis of the principal amount of the Convertible Debenture divided by the then applicable conversion price thereof.

The Company has the right to repay the principal amount of the 2021 Convertible Debentures on the applicable 2021 Debenture Maturity Date in the form of Shares.

MARKET FOR SECURITIES

The issued and outstanding Shares of the Company are listed and posted for trading on the TSXV and on the NASDAQ under the symbol "MCLD". The Company also has a class of Warrants that trade on the TSXV under the symbol "MCLD.WT" that expire January 14, 2025, and have an exercise price of $16.20 and a class of Warrants that trade on the TSXV under the symbol "MCLD.WS" that expire July 6, 2022 and have an exercise price of $14.25 The 2019 Convertible Debentures trade on the TSXV under the symbol "MCLD.DB". The below tables summarize the particulars of the trading of the Company’s securities on the TSXV during the most recently completed financial year. The Share and dollar numbers, but not volume numbers, set out below are presented on a post-2021 Share Consolidation basis.

Shares Traded on the TSXV ("MCLD")

Month	High ($)	Low ($)	Volume
January 2021	7.11	54.32	238,767
February 2021	7.50	4.883	253,233
March 2021	6.7350	5.451	114,332
April 2021	5.70	4.08	371,701
May 2021	4.41	2.568	513,268
June 2021	4.32	3.69	269,869
July 2021	6.48	4.02	469,568
August 2021	6.57	4.47	547,035
September 2021	6.39	4.815	338,599
October 2021	5.769	5.01	207,701
November 2021	5.96	4.10	639,833
December 2021	4.95	3.94	1,349,300

2019 Convertible Debentures ("MCLD.DB")

Month	High ($)	Low ($)	Volume ($100 per debenture)
January 2021	70.01	65	130
February 2021	85	77	680
March 2021	80	70	2,970
April 2021	79.5	71	1,230
May 2021	75	66	1,000
June 2021	75	72	630
July 2021	84	70	7,070
August 2021	85	80	224
September 2021	90	80	270
October 2021	80	75	521
November 2021	N/A	N/A	0
December 2021	84	73	190

Warrants ("MCLD.WT")

Month	High ($)	Low ($)	Volume
January 2021	0.5	0.4	2,500
February 2021	0.9	0.85	12,000
March 2021	0.5	0.4	15,300
April 2021	0.42	0.4	12,900
May 2021	0.4	0.25	11,520
June 2021	0.5	0.5	600
July 2021	0.65	0.31	1,400
August 2021	0.53	0.29	7,000
September 2021	N/A	N/A	0
October 2021	N/A	N/A	0
November 2021	0.45	0.45	6,350
December 2021	0.45	0.45	1,000

Warrants ("MCLD.WS")

Month	High ($)	Low ($)	Volume
January 2021	0.15	0.13	8,500
February 2021	0.29	0.29	10,000
March 2021	N/A	N/A	0
April 2021	0.14	0.07	30,250
May 2021	0.07	0.06	16,000
June 2021	0.07	0.07	5,000
July 2021	0.07	0.07	10,000
August 2021	N/A	N/A	3,000
September 2021	0.07	0.04	7,050
October 2021	0.06	0.05	3,000
November 2021	N/A	N/A	0
December 2021	0.01	0.01	9,350

The Company has not repurchased any of its securities during the 12-month period ended December 31, 2021.

PRIOR SALES

Other than as set forth in the following table, the Company has not sold or issued any securities not listed or quoted on the TSXV during the 12-month period ended December 31, 2021. The Share and dollar numbers set out below are presented on a post-2021 Share Consolidation basis.

Warrants to Purchase Shares	Number of Securities	Exercise Price Per Security	Reason for Issuance
January 15, 2021	1,000	USD$4.44	Convertible debenture financing
March 23, 2021	37,400	USD$4.56	Convertible debenture financing
March 23, 2021	25,400	USD$5.55	Convertible debenture financing
March 23, 2021	8,000	USD$6.21	Convertible debenture financing
March 23, 2021	9,000	USD$6.60	Convertible debenture financing
April 15, 2021	2,300,000	$8.55	Unit Offering
May 25, 2021	34,960	USD$3.42	Convertible debenture
August 13, 2021	75,676	$8.55	Non-brokered Offering Units
August 13, 2021	2,107,787	USD$6.87	Conversion of 2021 Debentures

Debentures	Principal Amount of Securities	Conversion Price Per Security	Reason for Issuance
January 15, 2021	USD$932,667	USD$4.44	Financing
March 23, 2021	USD$1,390,000	USD$4.59 - US$6.60	Financing
May 25, 2021	USD$638,667	USD$3.42	Financing

Options	Number of Securities	Exercise Price Per Security	Reason for Issuance
January 6, 2021	8,333	$5.67	Pursuant to Company’s Equity Incentive Plan
January 31, 2021	3,333	$6.36	Pursuant to Company’s Equity Incentive Plan
February 28, 2021	17.500	$7.62	Pursuant to Company’s Equity Incentive Plan
Match 1, 2021	16,667	$8.13	Pursuant to Company’s Equity Incentive Plan
April 30, 2021	3,666	$6.30	Pursuant to Company’s Equity Incentive Plan
May 31, 2021	1,667	$6.30	Pursuant to Company’s Equity Incentive Plan
June 30, 2021	38,332	$6.30	Pursuant to Company’s Equity Incentive Plan
July 19, 2021	3,333	$6.48	Pursuant to Company’s Equity Incentive Plan
July 31, 2021	12,998	$7.65	Pursuant to Company’s Equity Incentive Plan
September 30, 2021	834	$6.93	Pursuant to Company’s Equity Incentive Plan
October 22, 2021	328,646	$6.99	Pursuant to Company’s Equity Incentive Plan
December 8, 2021	27,500	$5.27	Pursuant to Company’s Equity Incentive Plan
December 31, 2021	300	$6.10	Pursuant to Company’s Equity Incentive Plan

Restricted Stock Units	Number of Securities	Exercise Price Per Security	Reason for Issuance
January 29, 2021	8,333	$6.36	Pursuant to Company’s Equity Incentive Plan
February 28, 2021	8,333	$7.62	Pursuant to Company’s Equity Incentive Plan
March 1, 2021	8,333	$8.13	Pursuant to Company’s Equity Incentive Plan
March 31, 2021	3,333	$6.96	Pursuant to Company’s Equity Incentive Plan
April 26, 2021	1,667	$5.13	Pursuant to Company’s Equity Incentive Plan
April 30, 2021	167	$5.37	Pursuant to Company’s Equity Incentive Plan
May 31, 2021	833	$4.86	Pursuant to Company’s Equity Incentive Plan
June 30, 2021	17,666	$5.16	Pursuant to Company’s Equity Incentive Plan
July 19, 2021	1,667	$6.93	Pursuant to Company’s Equity Incentive Plan
July 31, 2021	10,416	$7.65	Pursuant to Company’s Equity Incentive Plan
September 30, 2021	416	$6.93	Pursuant to Company’s Equity Incentive Plan
October 5, 2021	8,333	$6.93	Pursuant to Company’s Equity Incentive Plan

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The following table sets out the number of Shares and other securities held, to the knowledge of the Company, in escrow or that are subject to a contractual restriction on transfer as at the date of this AIF:

Designation of class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of class
Common Shares	667,273(1) (1) (2)	4.13%

Notes:

1.	667,273 Shares issued in connection with the Company's acquisition of kanepi are held in escrow.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The following table sets out the names of the directors and officers of the Company, the municipality and province of residence, their position with the Company, their principal occupation during the past five years, and the number and percentage of Shares beneficially owned, directly or indirectly, or over which control or direction is proposed to be exercised, by each of the directors and officers as of the date of this AIF:

Name, Municipality of Residence and Position with Company (1)	Director/Officer Since	Principal Occupation During Last 5 Years	Number of Shares Owned or Controlled Post-2021 Share Consolidation (2)(3)	Percentage of Total Number of Shares Outstanding Post-2021 Share Consolidation
Russel H. McMeekin (Calgary, Alberta) President, Chief Executive Officer, Director	October 13, 2017	President and Chief Executive Officer of the Company since October 2017. Formerly, Co-Founder and Executive Chairman of Energy Knowledge; and Managing Partner at FTV then Yokogawa Ventures, 2012 - 2016. Board member of GoodGamer TSXV:GG	229,538 (4)	1.42%
Michael Allman (5)(6)(7) (Rancho Santa Fe, California) Director	October 13, 2017	Chief Executive of H2scan Inc., 2016 - 2017; President and Chief Financial Officer of Bit Stew Systems Inc., 2015 - 2016; and unemployed, 2012 - 2016.	135,157	0.84%
Costantino Lanza (Thousand Oaks, California) Chief Growth Officer, Director	October 13, 2017	Chief Growth Officer of the Company since October 2017 and Chief Revenue Officer of the company, 2019 - Present. Formerly, Senior Vice President (Integration) at Yokogawa Electric, 2016; Partner at Energy Knowledge, 2015; and Chief Executive Officer of INOVX Solutions Inc., 2006 - 2014.	182,845	1.13%
Elizabeth MacLean (5)(6)(7) (Phoenix, Arizona) Director	October 16, 2018	Chief Financial Officer of Newgioco Group Inc., 2018-2019.	Nil	0%
Ian. C. W. Russell (5)(6)(7) (5)(6)(7)(8) (Toronto, Ontario) Director	September 3, 2019	President and Chief Executive Officer of IIAC, April 2006 - Present.	18,702	0.16%
Chantal Schutz (Vancouver, British Columbia) Chief Financial Officer	May 27, 2019	Director of Clean Seed Capital Group Ltd., April 2014 - December 2020; Director of NYCE Sensors, Inc., March 2017 - June 2021. Formerly, Chief Executive Officer of NYCE Sensors, Inc., March 2017 - June 2019	8,491	0.05%

Notes:

1.	The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors and/or officers individually.
2.	Shares beneficially owned or controlled as of the date of this AIF.
3.	The information as to number of Shares beneficially owned or over which a director or officer exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors and/or officers individually and reviewed based upon public disclosure.
4.	These shares are beneficially owned by McMeekin Family Trust, over which Mr. McMeekin exercises control.
5.	Current member of the Audit Committee.
6.	Current member of the Corporate Governance and Nominating Committee.
7.	Current member of the Compensation Committee.

As at the date of this AIF, the directors, and executive officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, a total of 575,050 Shares, representing approximately 3.56% of the total number of Shares outstanding.

Management

The following is a brief description of the directors and officers of the Company. None of the directors or senior officers of the Company noted herein were selected as a director or member of the Company’s senior management team as a result of any arrangement or understanding with major shareholders, customers, suppliers, or others. Furthermore, there are no family relationships between any of the named directors or senior officers of the Company noted herein. Additionally, there are no service contracts in place between the Company, or any of its subsidiaries, and its directors providing for benefits upon termination of employment.

Russel H. McMeekin

Director, President and Chief Executive Officer

Mr. McMeekin was previously a founding partner of Energy Knowledge, Inc., which was acquired by Yokogawa Electric Corporation. Mr. McMeekin went on to serve as Executive Chairman of Yokogawa Venture Group, leading the acquisitions of Industrial Evolution and KBC Advanced Technologies, an energy software and consulting company publicly listed in the United Kingdom. Mr. McMeekin was the founding Chief Executive Officer of SCI Energy Inc., a Silicon Valley cloud-based energy-efficiency company now based in Dallas, Texas. Previously, Mr. McMeekin was the President and Chief Executive Officer of NASDAQ-listed Progressive Gaming International for six years, a company that led the use of RFID technologies for critical item tracking., Mr. McMeekin spent more than 10 years at Honeywell International Inc., including serving as President of Honeywell International Inc.’s Digital and Software Business Units. At Honeywell International Inc., he led joint ventures with Microsoft Corporation, United Technologies Corporation and i2 Technologies. Mr. McMeekin started his career at SACDA Inc., a University of Western Ontario Computer Aided Design Venture which was later acquired by Honeywell International Inc. Mr. McMeekin graduated in Engineering Technology from Sault College of Applied Technology, continued his studies at the University of Waterloo. and he completed a Honeywell International Inc. Sponsored Executive Leadership Program through the Harvard Business School. He also completed the Stanford School of Law Executive Director Program. Mr. McMeekin is also a director of GoodGamer Inc. a TSXV listed company Ticker (GOOD).

Michael Allman

Director

Mr. Allman is a highly accomplished Chief Executive Officer and Chairman, with extensive experience in growing, restructuring and optimizing business strategies and operations for Fortune 300 companies and top-tier consulting firms around the world. He recently was the Chief Operating Officer of Bitstew, Inc. a leading IoT cloud company acquired by GE Digital. Mr. Allman previously served as President and Chief Executive Officer of Southern California Gas Company. Mr. Allman has a master’s degree in business administration from the University of Chicago Graduate School of Business and a bachelor’s degree in chemical engineering from Michigan State University. He is a Certified Management Accountant and a Certified Internal Auditor.

Costantino Lanza

Director, Chief Growth Officer, and Corporate Secretary

Mr. Lanza, a former partner of Energy Knowledge, Inc., is versed in applying advanced technologies to traditional asset intensive industries with many years of direct experience, most recently with Yokogawa Venture Group, where he led the integration of KBC Advanced Technologies, Yokogawa’s largest ever acquisition. Mr. Lanza has served in leadership roles at Honeywell International Inc. and ExxonMobil Corporation before becoming Chief Executive Officer of INOVx Solutions, Inc. from 2006 to 2015, where 3D technologies were used to improve asset performance management. Mr. Lanza holds a BS and MS degree in Chemical Engineering from Columbia University.

Elizabeth MacLean

Director

Ms. MacLean is Chief Financial Officer for Newgioco Group, Inc. (OTCQB:NWGI), a vertically integrated leisure-gaming technology company headquartered in Toronto, Canada. Ms. MacLean has more than 20 years of experience leading finance teams in various industries in both the United States and the United Kingdom. Since September 2016, Ms. MacLean has served as the Treasurer of H. MacLean Realty Company, Inc. Since August 2018, Ms. MacLean has served as an adjunct faculty member at Ottawa University. Ms. MacLean received an MBA in global finance from Stanford University’s Graduate School of Business and a Bachelor of Arts in biology from the University of Chicago.

Ian Russell

Director

Mr. Russell has long held prominent positions in the investment industry, both on a domestic and global level. He is the President and Chief Executive Officer of IIAC, a position he has held since the inauguration of the IIAC in April 2006. Prior to his appointment at the IIAC, Mr. Russell was Senior Vice-President with the Investment Dealers Association of Canada, a national self-regulatory organization. Mr. Russell worked as an executive at the highly respected international publication, "The Bank Credit Analyst", and spent nearly a decade at the Bank of Canada. His experience has given him a unique and deep knowledge of the investment business, including underwriting, debt and equity trading and financial advice, as well as an understanding of the market and economic trends that drive the decisions of investors and issuers. He is active in the international investment community: Chair of the International Council of Securities Associations from 2014 to 2017; designated leader of the Canadian mission to the Asia Financial Forum; and invited guest and regular participant at Cumberland Lodge Financial Summit in the U.K., a roundtable of European and international leaders to discuss future policy and regulation in European capital markets. Mr. Russell is a prolific writer and columnist, both in industry publications and newspapers. He is also a frequent commentator in the media, and a sought-after presenter and speaker. Mr. Russell has a postgraduate degree (MSc Economics) from the London School of Economics and Political Science, and an Honours degree in Economics and Business from the University of Western Ontario. He has completed the Partners, Directors and Seniors Officers Qualifying Examination and is a Fellow of the Canadian Securities Institute.

Chantal Schutz

Chief Financial Officer

Ms. Schutz is a Chartered Professional Accountant (CPA,CA) with over 20 years of experience as a financial leader and entrepreneur. Prior to joining mCloud, Ms. Schutz was the Chief Executive Officer of NYCE Sensors. Ms. Schutz has extensive expertise in both private and publicly traded markets, having held Chief Financial Officer roles in businesses of varying size prior to joining NYCE Sensors Inc. As the Chief Financial Officer and member of the Executive Team at Back In Motion Rehab, Inc., she helped secure financing and developed and implemented systems and procedures which saw the doubling of revenue and headcount, as well as a corporate restructuring. Formerly, Ms. Schutz worked as an independent, contracted Chief Financial Officer for small and medium sized, owner-managed businesses, assisting in the development and implementation of strategic plans and financial reorganizations, as well as implementation of Sarbanes-Oxley and Bill 198. Ms. Schutz has also been an instructor of Financial Management at the B.C. Institute of Technology and facilitated for over 10 years in the Chartered Accountant School of Business. Ms. Schutz articled with both KPMG and PwC and earned her Bachelor of Commerce in Entrepreneurial Management from Royal Roads University. Ms. Schutz is passionate about ensuring that business owners, teens and young adults understand the need for strong financial literacy, and she is a sought-after speaker and advisor at business events and conferences around North America.

Compensation

The disclosure below provides information about the Company’s philosophy, objectives, and processes, and a summary of the compensation awarded to the individuals who carried out the roles of the Chief Executive Officer and the Chief Financial Officer of the Company at any point during the year ended December 31, 2021 and the most highly compensated executive officer of the Company, other than the Chief Executive Officer and Chief Financial Officer, whose total compensation was, individually, more than $150,000 for the 12 months ended December 31, 2021 (each a "Named Executive Officer" and collectively, the "Named Executive Officers").

Compensation Committee

The administration of the Corporation's compensation practices is handled by the Compensation Committee.

Among other things, the Compensation Committee's role is to ensure that the total compensation paid to the Corporation's executive officers, including the Named Executive Officers, is fair, reasonable and competitive. In the course of reviewing and recommending to the Board the compensation of executive officers other than the Chief Executive Officer, the Compensation Committee annually reviews the performance of the executive officers with the Chief Executive Officer, and the Chief Executive Officer makes recommendations to the Compensation Committee regarding their compensation.

The Compensation Committee will evaluate the performance of the Chief Executive Officer, based on its evaluation, review and make recommendations to the Board with respect to all direct and indirect compensation, benefits and perquisites (cash and non-cash) for the Chief Executive Officer based on such evaluation. The Compensation Committee will also review and make recommendations to the Board with respect to compensation, benefits and perquisites for all other senior executive officers of the Corporation, incentive-compensation plans and equity-based plans, and policies regarding management benefits and perquisites.

Neither the Board nor any committee of the Board has formally established a mechanism to consider the implications of the risks associated with the Corporation's compensation policies and practices. However, the Board and the Compensation Committee inherently consider these risks. The Compensation Committee reviews and manages the policies and practices of the Corporation and ensures that they are aligned with the interests of the shareholders. The Compensation Committee reviews, among other things, the overall compensation and the annual salary increases of the executive officers of the Corporation while keeping as a reference both the financial performance of the Corporation and the turnover risk for the Corporation. The Board also addresses risk related to compensation policies in the context of compensation mechanisms that are linked to the achievement of certain goals or targets (e.g. short term and long-term objectives), both financial and otherwise. The Board is involved in the supervision of key projects and initiatives of the Corporation and the manner in which they are being carried out. Consequently, the Board is in a position where it can control significant risks that may be taken by the Corporation's management and ensures that those risks remain appropriate and that members of management do not expose the Corporation to excessive risks.

Each member of the Compensation Committee has direct experience relevant to compensation matters resulting from their respective current and past backgrounds and/or roles. The members of the Compensation Committee have experience dealing with compensation matters in large and small organizations, including public companies. The Corporation does not have a policy in place that limits the ability for directors or Named Executive Officers to hedge the shares of the Corporation that they own. However, none of the current directors or Named Executive Officers of the Corporation are hedging any of the shares of the Corporation that they own.

Compensation Process

The Corporation has no formal or informal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation, or among the different forms of non-cash compensation. Instead, the Board determines subjectively what it believes to be the appropriate level and mix of the various compensation components based on the recommendations of the Compensation Committee.

Compensation Objectives

The Corporation's compensation philosophy for Named Executive Officers is designed to attract well-qualified individuals by paying modest base salaries plus short and long-term incentive compensation in the form of equity-based or other suitable long-term incentives. In making its determinations regarding the various elements of executive compensation, the Board has utilized published studies of compensation paid in comparable businesses, specifically the 2016 study conducted by Culpepper and Associates. These studies have been used to ensure that the compensation received by the Board will be in line with industry standards.

The duties and responsibilities of the Chief Executive Officer are typical of those of a business entity of the Corporation's size in a similar business and include direct reporting responsibility to the Chairman of the Board, overseeing the activities of all other executives of the Corporation, representing the Corporation, providing leadership and responsibility for achieving corporate goals and implementing corporate policies and initiatives.

The objectives of the Corporation's executive compensation program are as follows:

• to attract, retain and motivate talented executives who create and sustain the Corporation's continued success;

• to align the interests of the Corporation's executives with the interests of the Corporation's shareholders; and

• to provide total compensation to executives that is competitive with that paid by other companies of comparable size engaged in similar businesses in appropriate regions.

The Corporation believes that its current compensation programs are structured to support the achievement of the foregoing strategic objectives. Overall, the executive compensation program aims to design executive compensation packages that meet executive compensation packages for executives with similar talents, qualifications and responsibilities at companies with similar financial, operating and industrial characteristics. The Corporation expects to undergo significant growth and is committed to retaining its key executives for the next several critical years, but at the same time ensuring that executive compensation is tied to specific corporate goals and objectives. The Corporation's executive compensation program has been designed to reward executives for reinforcing the Corporation's business objectives and values, for achieving the Corporation's performance objectives and for their individual performances.

Elements of Compensation

The Company seeks to achieve the compensation objectives described earlier through different elements of compensation, including salary and both short-term and long-term incentive plans, with the incentives having both equity and non-equity components. The Company believes that these various elements are important to effectively achieve the objectives of its executive compensation philosophy.

The elements of the Named Executive Officers' compensation are:

(a)	base salaries;
(b)	performance bonuses; and
(b)	equity incentive grants.

There is no regulatory oversight of the Company's compensation process for the Named Executive Officers.

Base Salary

The Company pays its executive officers a base salary to compensate them for services rendered during a fiscal year. Base salaries are determined for each executive officer based on an evaluation of such officer's experience, skills, knowledge, scope of responsibility and performance. Base salary levels are reviewed and considered annually, and from time to time adjustments may be made to base salary levels based upon promotions or other changes in job responsibility or merit-based increases based on assessments of individual performance.

The base salary review of any executive officer will take into consideration the current competitive market conditions, experience, proven or expected performance, and the particular skills of the executive officer. Base salary is not evaluated against a formal "peer group".

Performance Bonuses

In addition to a base salary, the Named Executive Officers are eligible to receive performance-based bonuses meant to motivate the Named Executive Officers to achieve shorter-term goals. The pre-established, quantitative target(s) used to determine performance bonuses will be set by the Board or a committee thereof each fiscal year. Awards under the plan will be made by way of cash payments only, which payments will be made at the end of the relevant fiscal year. Each Named Executive Officer will be measured against the financial targets within his or her control and, while overall company performance is part of the plan, individual targets will represent the highest percentage of the plan payout. The cash bonuses are primarily designed to align the financial interests of the Corporation's executives with the interests of the Corporation's shareholders.

Equity-Based Compensation

The executive officers are eligible to receive option, restricted stock or other equity and equity-linked awards under the Equity Incentive Plan. The Company intends for equity awards to be an integral part of its overall compensation program as the Company believes that the long-term performance of the Company will be enhanced through the use of equity-based awards that reward executive officers for increasing long-term shareholder value. The Company also believes that such awards will promote an ownership perspective among its executive officers and encourage executive retention. Equity based compensation awarded to executive officers (including Named Executive Officers) will typically be subject to time-based vesting provisions. The Company does not have any formal policy regarding when equity-based compensation is to be granted or the size of any given grant. In determining the number of awards to be granted to executive officers, the Compensation Committee takes into account the individual's position, scope of responsibility, ability to affect profits and shareholder value and the value of the awards in relation to other elements of the individual executive officer's total compensation, including base salary and cash bonuses. When considering equity or equity-linked awards to an executive officer, consideration of the number of awards previously granted to the executive may be taken into account, however, the extent to which such prior awards remain subject to resale restrictions will generally not be a factor.

Broad-Based Benefits Programs

All full-time employees, including the Company's Named Executive Officers, may participate in the Company's health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance and life insurance. The Company does not intend to provide perquisites or personal benefits to its Named Executive Officers that are not otherwise available to other employees generally.

Pension Plan Benefits

The Company does not have a defined benefits pension plan, a defined contribution plan or a deferred compensation plan.

Summary Compensation Table

As of December 31, 2021, the Corporation had two Named Executive Officers: Russel H. McMeekin and Costantino Lanza.

The following table sets out the compensation paid or payable to the Named Executive Officers of the Company for the fiscal year ended December 31, 2021:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	All other compensation ($)	Total compensation ($)

Russel H. McMeekin(1) Director, President and Chief Executive Officer	2021	$249,999.84 USD	Nil	Nil	Nil	$93,500 USD	$343,499.84 USD
Costantino Lanza(2) Director and Chief Growth Officer	2021	$249,999.84 USD	Nil	Nil	Nil	$42,358 USD	$292,357 USD
Chantal Schutz Chief Financial Officer	2021	$262,000 CAD	Nil	Nil	Nil	Nil	$262,000 CAD
Michael Allman Director	2021	Nil	Nil	$48,000USD	Nil	Nil	$48,000 USD
Elizabeth MacLean Director	2021	Nil	Nil	$48,000 USD	Nil	Nil	$48,000 USD
Ian Russell Director	2021	Nil	Nil	$48,000 USD	Nil	Nil	$48,000 USD
Michael A. Sicuro(4)	2021	Nil	Nil	$20,000 USD	Nil	Nil	$20,000 USD

NOTES:

(1)	Inclusive of the total compensation, Mr. McMeekin received no compensation for his role as director of the Company.
(2)	Inclusive of the total compensation, Mr. Lanza received no compensation for his role as director of the Company.
(3)	Mr. Sicuro resigned effective as of May 31, 2021.

Employment, Consulting and Management Agreements

During the year ended December 31, 2021, the Company did not employ or retain any management companies to perform executive management services.

Compensation Securities

No compensation securities vested and no underlying Common Shares were issued pursuant to restricted stock unit awards for any directors or Named Executive Officers in the financial year ended December 31, 2021. Ms. Chantal Schutz was awarded 28,800 Options on October 21, 2021 with an exercise price of $6.69, expiring on October 21, 2031. Ms. Schutz was also awarded 8,333 Options on July 31, 2021 with an exercise price of $7.65, expiring on July 31, 2031.

Term of Office

The term of office for each director of the Company expires immediately before each annual meeting of the shareholders of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director of the Company:

a)	is, at the date of this AIF, or has been, within ten (10) years before the date of this AIF, a director, chief executive officer or chief financial officer of any company, including any personal holding company of such director, chief executive officer or chief financial officer that: (i) while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (ii) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days issued after the that person ceased to be a director or executive officer and which resulted from an event that occurred while the person was acting in such capacity, other than with respect to the following:
i)	On May 2, 2019, Mr. McMeekin and Mr. Sicuro, the Chief Executive Officer and Interim Chief Financial Officer of the Company, respectively at the time, were subject to a management cease trade order issued by the British Columbia Securities Commission as a result of the Company having not filed its audited annual financial statements and related management’s discussion and analysis for the financial year ended December 31, 2018. The management cease trade order was revoked by the British Columbia Securities Commission on May 31, 2019.
b)	is, at the date of this AIF, or has been, within 10 years before the date of this AIF, a director or executive officer of any company (including any personal holding company of such director or executive officer) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than with respect to the following:
i)	Blue Earth Inc. was a micro-cap project development company operating in a capital-intensive industry. As such, it relied on continuous support from investors to fund the company. When a couple of key projects ran into permitting and construction delays, investors lost confidence in the management team and the company was unable to procure the necessary equity funding to remain in business. The assets transitioned to the major creditor through a court supervised bankruptcy. Michael Allman was director of Blue Earth Inc. when it became insolvent; and

ii)	Endurance Windpower was in the business of manufacturing specialty wind turbines to generate electricity. The business was heavily dependent on government subsidies for renewable energy. When governments stopped subsidizing small wind, particularly in the United Kingdom (which was Endurance Windpower’s largest market) product demand fell dramatically, and the company was forced into receivership. Michael Allman was a director of Endurance Windpower at the time it was forced into receivership.
c)	has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person or their personal holding company.

No director of the Company has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Conflicts of Interest

Some of the directors and officers of the Company are also directors, officers and/or promoters of other reporting and non-reporting issuers. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Company, notwithstanding that they are bound by the provisions of the Business Corporations Act (British Columbia), as amended, to act at all times in good faith in the interest of the Company and to disclose such conflicts to the Company if and when they arise. To the best of their knowledge, the management of the Company is not aware of the existence of any conflicts of interest between any of the directors and officers of the Company as of the date of this AIF, other than as disclosed herein.

AUDIT COMMITTEE INFORMATION

The members of the Audit Committee are Ms. MacLean, as Chairperson, Mr. Allman and Mr. Russell. Each of the members of the Audit Committee are "independent" for the purposes of NI 52-110. All members of the Audit Committee are "financially literate" for the purposes of NI 52-110.

All three members of the Audit Committee have been senior officers and/or directors of publicly traded companies or have been business executives, in each case with the responsibility of performing financial functions, for a number of years. In these positions, each such director has been responsible for receiving financial information relating to the entities of which they were directors, officers or executives. They have, or have developed, an understanding of financial statements generally and of how statements are used to assess the financial position of a company and its operating results. Each member of the Audit Committee also has a significant understanding of the business in which the Company is engaged and has an appreciation for the relevant accounting principles used in the Company`s business.

Further, each member has the requisite education and experience that has provided the member with:

•	an understanding of the accounting principles used by the Company to prepare the Company's financial statements;

•	the ability to assess the general application of the above-noted principles in connection with estimates, accruals and reserves;
•	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising individuals engaged in such activities; and
•	an understanding of internal controls and procedures for financial reporting.

The Audit Committee's primary responsibility is to assist the Board in discharging its oversight responsibilities with respect to financial matters and compliance with laws and regulations. The Audit Committee's specific responsibilities with respect to its oversight of financial matters include, among other things: to select, evaluate, monitor the independence of, and recommend an auditor to the Board for appointment or reappointment, as the case may be, by the Company`s shareholders and make recommendations with respect to the auditor's compensation; to review and determine the auditor's fee and the terms of the auditor's engagement and inform the Board thereof; where the Audit Committee may deem it appropriate, to recommend to the Board that the auditor be terminated; to meet with senior management without the auditor present to discuss the performance of the auditor; to pre-approve any audit services, and any non-audit services permitted under applicable law, to be performed by the auditor; to review and approve the audit plan; to review with senior management and the auditor the annual audited consolidated financial statements, together with the auditor's report thereon and the interim financial statements, before recommending them to the Board, and review with senior management and the auditor the relevant management's discussion and analysis relating thereto; to review other financial reporting and disclosures, including earnings press releases and other press releases disclosing financial information and all other financial statements of the Company that require approval by the Board before they are released to the public; to oversee the integrity of the Company`s financial reporting processes and disclosures, including its internal controls, disclosure controls and procedures and compliance with legal and regulatory requirements, and to report regularly to the Board on such matters; to oversee the Company's risk management function; to review with senior management the status of taxation matters; and to review and oversee the Company`s investment strategies and policies.

The Audit Committee reviews and pre-approves all audit and non-audit services to be provided to the Company by its external auditors on an annual basis. Before the appointment of the external auditor for any non-audit service, the Audit Committee considers the compatibility of the service with the auditor's independence.

Audit Committee Charter

The responsibilities and duties of the Audit Committee are set out in the committee's charter, the text of which is attached as Schedule "A" to this AIF.

Audit Committee Oversight

At no time has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board.

Exemption

As at December 31, 2021, the Company was a "venture issuer" as defined in NI 52-110, and in this AIF, is relying on the exemption in section 6.1 of NI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations) of NI 52-110.

External Auditor Service Fees (By Category)

The following table summarizes the fees paid to the external auditors of the Company, in each of the last two fiscal years.

Fiscal Year	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
2020	$769,826	$nil	$321,050	$38,873
2021	$1,799,383	$6,420	$339,624	$102,720

Notes:

1.	"Audit Fees" include fees necessary to perform the annual audit of the Company’s financial statements.
2.	"Audit-Related Fees" include other services that are performed by the auditor such as consultations or internal control reviews.
3.	"Tax Fees" include fees for tax compliance, tax planning and tax advice. These services include preparing tax returns and corresponding with government tax authorities.
4.	"All Other Fees" include all other non-audit services, such as French translation services related to prospectus filings and historical financial statements and MD&As

MAJOR SHAREHOLDERS AND INTERESTS OF EXPERTS AND COUNSEL

Major Shareholders

The Company is a publicly traded corporation, incorporated in the province of British Columbia, the registered shareholders of which include residents of the United States, residents of Canada and other foreign residents. To the knowledge of the directors and executive officers of the Company, as at the date of this AIF, there are no holders who own beneficially, directly or indirectly, 5% or more of the Shares of the Company.

As at the date of this AIF, there were: 10 holders of record of the Company’s Shares, who were residents of Canada, owning 12,040,681 (74.55%) of the Company’s Shares; 1 holder of record of the Company’s Warrants (MCLD.WS) who is a resident of Canada, owning 1,500,343 (95.24%) of the Company’s MCLD.WS Warrants; and 30 holders of record of the Company’s Warrants (MCLD.WT), who are residents of Canada, owning 1,664,575 (90.81%) of the Company’s MCLD.WT Warrants.

As at the date of this AIF, there were: 53 holders of record of the Company’s Shares who were U.S. residents, owning 3,586,783 (22.21%) of the Company’s Shares; 2 holders of record of the Company’s Warrants (MCLD.WS) who are residents of the United States, owning 75,000 (4.76%) of the Company’s MCLD.WS Warrants; and 78 holders of record of the Company’s Warrants who were U.S. residents, owning 142,656 (7.78%) of the Company’s MCLD.WT Warrants.

Furthermore, to the knowledge of the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person severally or jointly.

All shareholders have the same voting rights with respect to the issued Shares. There are no arrangements known to the Company the operation of which may at a subsequent date result in a change in control of the Company.

Interests of Experts and Counsel

No experts or counselors employed on a contingent basis by the Company has a material, direct, or indirect economic interest in the Company.

CODE OF BUSINESS CONDUCT AND ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to all employees, directors, and senior officers of the Company, including the CEO and CFO. Shareholders may request a copy of the Code of Business Conduct and Ethics by written request directed to mCloud Technologies Corp. at 550-510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A8. There have been no waivers or amendments to the Code of Business Conduct and Ethics during the year ended December 31, 2021.

Promoters

Russel McMeekin and Costantino Lanza may be considered promoters of the Company, as they have taken the initiative in reorganizing and financing the business of the Company. Other than as disclosed herein, the shelf prospectus dated November 18, 2021 (the "Shelf Prospectus"), the prospectus supplement dated November 26, 2021 (the "Prospectus Supplement"), and the management information circular dated November 30, 2021, distributed in connection with the annual and special meeting of the shareholders of the Company held on December 30, 2021 (the "2020 Circular"), each of which can be found on the Company’s SEDAR profile at www.sedar.com, there is nothing of value, including money, property, contracts, options or rights of any kind, received or to be received by Mr. McMeekin or Mr. Lanza, directly or indirectly, from the Company or any subsidiary thereof nor any assets, services or other consideration received or to be received by the Company or any subsidiary thereof in return. Except as disclosed in this AIF, the Prospectus Supplement, the Shelf Prospectus, or the 2020 Circular, no asset has been acquired within the Company's two most recently completed financial years or during the Company's current financial year, or is to be acquired by the Company or any subsidiary, from Mr. McMeekin or Mr. Lanza for valuable consideration.

Other than as disclosed in this AIF, neither Mr. McMeekin nor Mr. Lanza is, as at the date hereof, and was not within 10 years before the date hereof, a director, chief executive officer, or chief financial officer of any person or issuer that: (i) was subject to any cease trade order, order similar to a cease trade order or an order that denied the relevant person or issuer access to any exemption under securities legislation, and was in effect for a period of more than 30 consecutive days, that was issued while they were acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to any cease trade order, order similar to a cease trade order or an order that denied the relevant person or issuer access to any exemption under securities legislation, and was in effect for a period of more than 30 consecutive days, that was issued after they ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while they were acting in the capacity as director, chief executive officer or chief financial officer.

Neither Mr. McMeekin nor Mr. Lanza is, as at the date hereof, nor has been within the 10 years before the date hereof, a director or executive officer of any person or company that, while they were acting in that capacity, or within a year of him ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In addition, neither Mr. McMeekin nor Mr. Lanza has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Neither Mr. McMeekin nor Mr. Lanza has been subject to any penalties or sanctions imposed by a court relating to provincial and territorial securities legislation or by a provincial and territorial securities regulatory authority, and neither such individual has entered into a settlement agreement with a provincial and territorial securities regulatory authority. In addition, neither Mr. McMeekin nor Mr. Lanza is subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision. As of the date of this AIF, Mr. McMeekin beneficially owns, controls or directs, 229,538 Shares (1.42% of the issued and outstanding Shares), 25,000 restricted stock units (10.91% of the total amount of restricted stock units issued by the Company), and 25,000 incentive stock options (2.75% of the total amount of incentive stock options issued by the Company). As of the date of this AIF, Mr. Lanza beneficially owns, controls or directs, 182,845 Shares, (1.13% of the issued and outstanding Shares), 12,500 restricted stock units (5.46% of the total amount of restricted stock units issued by the Company), and 12,500 incentive stock options (1.37% of the total amount of incentive stock options issued by the Company).

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not aware of: (a) any legal proceedings to which it is a party, or by which any of its property is subject of, which would be material to it and are not aware of any such proceedings being contemplated; (b) any penalties or sanctions imposed by a court relating to securities legislation, or other penalties or sanctions imposed by a court or regulatory body against it that would likely be considered important to a reasonable investor making an investment decision; or (c) any settlement agreements that we have entered into before a court relating to securities legislation or with a securities regulatory authority.

NO DEFAULT IN PAYMENT

The Company confirms that there has been no default, material or otherwise, in the payment of principal, interest, or a sinking or purchase fund installment.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, there are no material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any informed persons of the Company, directors of the Company, executive officers of the Company, proposed directors or executive officers of the Company, any shareholder who beneficially owns more than ten percent (10%) of the Shares of the Company, or any associate or affiliate of these persons in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction, which has materially affected or would materially affect the Company other than as disclosed herein or in the financial statements of the Company for the financial year ended December 31, 2021. Reference should be made to the notes to the financial statements for a more detailed description of any material transaction.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Company is TSX Trust Company, located at its principal offices in Vancouver, British Columbia.

MATERIAL CONTRACTS

During the course of the two years prior to the date of the AIF, the Company has entered into the following material contracts, other than contracts entered into in the ordinary course of business:

a)	Credit Agreement as described under the heading "General Developments of the Business";
b)	ATB Credit Facility as described under the heading “General Developments of the Business”;
c)	Autopro Amalgamation Agreement as described under the heading "General Developments of the Business"; and
d)	Agnity Amending Agreement as described under the heading "General Developments of the Business".

INTERESTS OF EXPERT

The financial statements of the Company for the fiscal year ended December 31, 2021 have been audited by the Company's auditor, KPMG LLP, located at 205 5 Ave SW, Suite 3100, Calgary, AB T2P 4B9. KPMG LLP have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

ADDITIONAL INFORMATION

Additional information concerning the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Company’s Equity Incentive Plan, is contained in the information circular of the Company dated November 30, 2021 prepared in connection with the annual and special meeting of the shareholders of the Company held on December 30, 2021.

Additional financial information concerning the Company, including the Company’s financial statements, the notes thereto, the auditor’s report thereon and related management’s discussion and analysis for the year ended December 31, 2021, can be found on the Company’s profile on SEDAR at ww.sedar.com. The SEC maintains an Internet site that contains reports and other information that we file electronically with the SEC at www.sec.gov.

SCHEDULE "A"

MCLOUD TECHNOLOGIES CORP.

(the "Corporation")

CHARTER OF THE AUDIT COMMITTEE

1.       Objectives

The Audit Committee (the "Committee") is appointed by the board of directors (the "Board") of mCloud Technologies Corp. (the "Corporation") to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting issues and issues relating to the appointment and review of the auditor for the Corporation.

The Committee acknowledges the corporate governance guidelines issued by the Canadian Securities Administrators in National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201"), and other regulatory provisions as they pertain to financial reporting and accounting matters. The objective of the Committee is to review, monitor and promote appropriate accounting practices of the Corporation.

The Audit Committee (the "Committee") is responsible for assisting the board of directors of the Corporation (the "Board") in general oversight and monitoring of:

(i)       the integrity of the Corporation's consolidated financial statements;

(ii)	the Corporation's compliance with applicable legal and regulatory requirements related to financial reporting;

(iii)       the qualifications, independence and performance of the Corporation's auditor;

(iv)	the design and implementation of accounting systems, internal controls and disclosure controls, including the Corporation's written disclosure policy, if any;

(v)	the review and identification of the principal risks facing the Corporation and development of appropriate procedures to monitor and mitigate such risks; and

(vi)       any additional matters delegated to the Committee by the Board.

The Committee's oversight role regarding compliance systems shall not include responsibility for the Corporation's actual compliance with applicable laws and regulations.

The Committee will continuously review and modify this Charter with regards to, and to reflect changes in, the business environment, industry standards on matters of financial reporting and accounting, additional standards which the Committee believes may be applicable to the Corporation's business, the location of the Corporation's business and its shareholders and the application of laws and policies.

2.        Composition

The Committee will be comprised of not less than three directors, selected by the Board on the recommendation of the Corporate Governance and Nominating Committee. All members of the Committee will be "independent" and each member of the Committee will be "financially literate" within the meaning of applicable securities laws including, without limitation, Multilateral Instrument 52-110 - Audit Committees ("MI 52-110"), NASDAQ Rule 5605(a)(2) and SEC Rule 10A-3(b)(1).

The members of the Committee shall be appointed or re-appointed by the Board on an annual basis and shall continue as members of the Committee until their successors are appointed or until they cease to be directors of the Corporation. Any member may be removed and replaced at any time by the Board and will automatically cease to be a member as soon as the member ceases to meet the qualifications set out above. The Board will fill vacancies on the Committee by appointment from among qualified members of the Board. If a vacancy exists on the Committee, the remaining members will exercise all its powers so long as a quorum remains in office.

Each year, the Board will appoint one member who is qualified for such purpose to be Chairman of the Committee. If, in any year, the Board does not appoint a Chairman of the Committee, the incumbent Chairman of the Committee will continue in office until a successor is appointed.

3.       Meetings and Minutes

(a)       Scheduling

The Committee will meet as often as it determines is necessary to fulfill its responsibilities, which in any event will be not less than quarterly. A meeting of the Committee may be called by the auditor, the Chairman of the Committee, the Chairman, the Chief Executive Officer, the Chief Financial Officer or any Committee member.

Meetings will be held at a location in Canada determined by the Chairman of the Committee and notice shall be given in accordance with the provisions of the Corporation's bylaws.

(b)       Notice to Auditor

The auditor is entitled to receive notice of every meeting of the Committee and, at the expense of the Corporation, to attend and be heard thereat and, if so requested by a member of the Committee, shall attend any meeting of the Committee held during the term of office of the auditor.

(c)       Agenda

The Chairman of the Committee will establish the agenda for each meeting. Any member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any meeting raise subjects that are not on the agenda for the meeting.

(d)       Distribution of Information

The Chairman of the Committee will distribute, or cause the officers of the Corporation to distribute, an agenda and meeting materials in advance of each meeting to allow members sufficient time to review and consider the matters to be discussed.

(e)       Attendance and Participation

Each member is expected to attend all meetings. A member who is unable to attend a meeting in person may participate by telephone or teleconference.

A portion of each meeting will be held without management (including management directors) being present.

(f)       Quorum

Two members will constitute a quorum for any meeting of the Committee.

(g)       Voting and Approval

At meetings of the Committee, each member will be entitled to one vote and questions will be decided by a majority of votes. In case of an equality of votes, the Chairman of the Committee will not have a second or casting vote in addition to his or her original vote.

(h)       Procedures

Procedures for Committee meetings will be determined by the Chairman of the Committee or a resolution of the Committee or the Board.

(i)       Transaction of Business

The powers of the Committee may be exercised at a meeting where a quorum is present in person or by telephone or other electronic means, or by resolution in writing signed by all members entitled to vote on that resolution at a meeting of the Committee.

(j)       Absence of Chairman of the Committee

In the absence of the Chairman of the Committee at a meeting of the Committee, the members in attendance must select one of them to act as chairman of that meeting.

(k)       Secretary

The Committee may appoint one of its members or any other person to act as secretary.

(l)       Minutes of Meetings

A person designated by the Chairman of the Committee at each meeting will keep minutes of the proceedings of the Committee and the Chairman will cause an officer of the Corporation to circulate copies of the minutes to each member on a timely basis.

4.       Scope, Duties and Responsibilities

The Committee is responsible for performing the duties set out below as well as any other duties at any time required by law to be performed by the Committee or otherwise delegated to the Committee by the Board:

(a)       Appointment and Review of the Auditor

The auditor is ultimately accountable to the Committee and reports directly to the Committee. Accordingly, the Committee will evaluate and be responsible for the Corporation's relationship with the auditor. Specifically, the Committee will:

(i)	select, evaluate, and recommend an auditor to the Board for appointment or reappointment, as the case may be, by the Corporation's shareholders and make recommendations with respect to the auditor's compensation;

(ii)	review and approve the auditor's engagement letter;

(iii)	resolve any disagreements between senior management and the auditor regarding financial reporting;

(iv)       at least annually, obtain and review a report by the auditor describing:

(A)       the auditor's internal quality-control procedures, including the safeguarding of confidential information;

(B)       any material issues raised by such procedures, or the review of the auditor by an independent oversight body, such as the Canadian Public Accountability Board, respecting independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

(v)       meet with senior management not less than quarterly without the auditor present for the purpose of discussing, among other things, the performance of the auditor and any issues that may have arisen during the quarter; and

(vi)       where appropriate, recommend to the Board that the auditor be terminated.

(b)       Confirmation of the Auditor's Independence

At least annually, and in any event before the auditor issues its report on the annual financial statements, the Committee will:

(i)       review a formal written statement from the auditor describing all its relationships with the Corporation;

(ii)       discuss with the auditor any relationships or services that may affect its objectivity and independence (including considering whether the auditor's provision of any permitted non-audit services is compatible with maintaining its independence);

(iii)       obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the Independence Standards of the Canadian Institute of Chartered Accountants; and

(iv)       confirm that the auditor has complied with applicable rules, if any, with respect to the rotation of certain members of the audit engagement team.

(c)       Pre-Approval of Non-Audit Services

The approval of the appointment of the auditor for any non-audit service to be provided to the Corporation must be obtained from the Committee in advance; provided that it will not approve any service that is prohibited under the rules of the Canadian Public Accountability Board or the Independence Standards of the Canadian Institute of Chartered Accountants. Before the appointment of the auditor for any non-audit service, the Committee will consider the compatibility of the service with the auditor's independence. The Committee may pre-approve the appointment of the auditor for any non-audit services by adopting specific policies and procedures, from time to time, for the engagement of the auditor for non-audit services.

(d)       Communications with the Auditor

The Committee has the authority to communicate directly with the auditor and will meet privately with the auditor periodically to discuss any items of concern to the Committee or the auditor.

(e)       Review of the Audit Plan

The Committee will discuss with the auditor the nature of an audit and the responsibility assumed by the auditor when conducting an audit under generally accepted auditing standards. The Committee will review a summary of the auditor's audit plan for each audit and approve the audit plan with such amendments as it may agree with the auditor.

(f)       Review of Audit Fees

The Committee will review and determine the auditor's fee and the terms of the auditor's engagement and inform the Board thereof. In determining the auditor's fee, the Committee will consider, among other things, the number and nature of reports to be issued by the auditor, the quality of the internal controls of the Corporation, the size, complexity and financial condition of the Corporation and its subsidiaries and the extent of support to be provided to the auditor by the Corporation.

(g)       Review of Consolidated Financial Statements

The Committee will review and discuss with senior management and the auditor the annual audited consolidated financial statements, together with the auditor's report thereon and the interim financial statements, before recommending them for approval by the Board. The Committee will also review and discuss with senior management and the auditor management's discussion and analysis relating to the annual audited financial statements and interim financial statements, where applicable. The Committee may also, if it so elects, engage the auditor to review the interim financial statements prior to the Committee's review of such financial statements.

(h)       Review of Other Financial Information

The Committee will review:

(i)       all earnings press releases and other press releases disclosing financial information, as well as all financial information and written earnings guidance provided to analysts and rating agencies;

(ii)       all other financial statements of the Corporation that require approval by the Board before they are released to the public, including, without limitation, financial statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities; and

(iii)       disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings by the Corporation (where applicable) about any significant deficiencies and material weaknesses in the design or operation of the Corporation's internal controls over financial reporting which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize and report financial information, and any fraud involving senior management or other employees who have a significant role in the Corporation's internal control over financial reporting.

(i)       Oversight of Internal Controls and Disclosure Controls

The Committee will review periodically with senior management of the Corporation the adequacy of the internal controls and procedures that have been adopted by the Corporation and its subsidiaries to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records. The Committee will review any special audit steps adopted in light of material control deficiencies or identified weaknesses.

The Committee will review with senior management of the Corporation the controls and procedures that have been adopted by the Corporation to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed.

(j)       Legal Compliance

The Committee will review any legal matters that could have a significant effect on the Corporation's financial statements.

(k)       Risk Management

The Committee will oversee the Corporation's risk management function and, on a quarterly basis, will review a report from senior management describing the major financial, legal, operational and reputational risk exposures of the Corporation and the steps senior management has taken to monitor and control such exposures.

(l)       Taxation Matters

The Committee will review with senior management the status of taxation matters of the Corporation.

(m)       Employees of the Auditor

The Committee will review and approve policies for the hiring by the Corporation of any partners and employees and former partners and former employees of the present or former auditor.

(n)       Evaluation of Financial and Accounting Personnel

The Committee will have direct responsibility to:

(i)       develop a position description for the Chief Financial Officer, setting out the Chief Financial Officer's authority and responsibilities, and present it to the Corporate Governance and Nominating Committee and Board for approval;

(ii)       review and approve the goals and objectives that are relevant to the Chief Financial Officer's compensation and present the same to the Corporate Governance and Nominating Committee and Board for approval;

(iii)       evaluate the Chief Financial Officer's performance in meeting his or her goals and objectives;

(iv)       review and assess the performance of the Corporation's financial and accounting personnel; and

(v)	recommend to the Compensation Committee and Board remedial action where necessary.

(o)       Signing Authority and Approval of Expenses

The Committee will determine the signing authority of officers and directors in connection with the expenditure and release of funds. The Committee will also review the Chief Executive Officer's and Chief Financial Officer's expense statements. Director expense statements will be reviewed by the Chief Executive Officer. Where the Chief Executive Officer thinks it advisable, he or she may request that the Committee review director expense statements.

5.       Complaints Procedure

The Committee will administer the Corporation's Whistleblower Policy for the receipt, retention and follow-up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.

6.       Reporting

The Committee will regularly report to the Board on:

(i)       the auditor's independence, engagement, and fees;

(ii)       the performance of the auditor and the Committee's recommendations regarding its reappointment or termination;

(iii)       the adequacy of the Corporation's internal controls and disclosure controls;

(iv)       the Corporation's risk management procedures;

(v)       its recommendations regarding the annual and interim financial statements of the Corporation, including any issues with respect to the quality or integrity of the financial statements;

(vi)       its review of any applicable annual and interim management's discussion and analysis;

(vii)       any complaints made under, and the effectiveness of, the Corporation's Whistleblower Policy;

(viii)       the Corporation's compliance with applicable legal and regulatory requirements related to financial reporting; and

(ix)       all other significant matters it has addressed or reviewed and with respect to such other matters that are within its responsibilities, together with any associated recommendations.

7.       Assessment

At least annually, the Corporate Governance and Nominating Committee will review the effectiveness of the Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the mandate adopted by the Board.

8.       Review and Disclosure

The Committee will review this Charter at least annually and submit it to the Corporate Governance and Nominating Committee together with any proposed amendments. The Corporate Governance and Nominating Committee will review the Charter and submit it to the Board for approval with such further proposed amendments as it deems necessary and appropriate.

9.       Access to Outside Advisors and Records

The Committee may retain independent counsel and any outside advisor at any time and has the authority to determine any such advisors' fees and other retention terms. The Committee, and any outside advisors retained by it, will have access to all records and information, relating to the Corporation and all their respective officers, employees and agents which it deems relevant to the performance of its duties.